UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

Commercial Strategies, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

09/07/2023

Physical Address of Issuer:

433 W Ascension Way, Suite 300

Murray, Utah 84123

Website of Issuer:

http://investors.beyond.com/resources/beyond-token-offerings

Is there a Co-Issuer? ___ Yes _X_ No

Name of Co-Issuer:

Legal status of Co-Issuer:

Form:

Jurisdiction of Incorporation/Organization:

Date of Organization:

Physical Address of Co-Issuer:

Website of Co-Issuer:

Name of Intermediary through which the Offering will be Conducted:

tZERO Securities, LLC

CIK Number of Intermediary:

0001193821

SEC File Number of Intermediary:

008-65585

CRD Number of Intermediary:

123421

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1.0% cash commission based on offering proceeds, in addition to a $25,000 consulting fee, $1,000 escrow agent fee and expense reimbursement

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize:

tZERO Securities, LLC

Type of Security Offered:

Series A Preferred Stock

Target Number of Securities to be Offered:

25,000 shares

Price (or Method for Determining Price):

$5.00 per share for investors that are stockholders of Beyond, Inc.; $10.00 per share for all other investors

Target Offering Amount:

$250,000

Oversubscriptions Accepted:

☒   Yes

☐   No

Oversubscriptions will be Allocated:

☐   Pro-rata basis

☐   First-come, first-served basis

☒   Other: At the Issuer's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,200,000

Deadline to reach the Target Offering Amount:

October 15, 2025

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$1,000	$1,000
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Current Liabilities	$0	$0
Long-Term Liabilities	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$0	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Offering Statement

Exhibit B: Subscription Agreement

Exhibit C: Amended and Restated Certificate of Incorporation

Exhibit D: Financial Statements

Exhibit E: Press Release of Beyond, Inc., dated March 24, 2025

Exhibit F: Press Release of Beyond, Inc., dated March 25, 2025

Offering Statement (Exhibit A)

April 24, 2025

Commercial Strategies, Inc.

Up to $1,200,000 of Series A Preferred Stock

Commercial Strategies, Inc. ("**Commercial Strategies**" the "**Company**," "we," "us," or "our") is offering a minimum amount of $250,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,200,000 (the "**Maximum Offering Amount**") of Series A Preferred Stock (the "**Securities**"), at a purchase price of $5.00 per share for investors that are stockholders of Beyond, Inc. and $10.00 per share for all other investors, on a best efforts basis as described in this Form C (this "**Offering**"). The Company must raise an amount equal to or greater than the Target Offering Amount by October 15, 2025 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through the on-line investment portal (the "**Portal**") operated by our intermediary, tZERO Securities, LLC (in such capacity and together with its permitted assignees, the "**Intermediary**"). All committed funds will be held in escrow with our escrow agent, tZERO Securities, LLC (in such capacity and together with its permitted assignees, the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$1	$99
Target Offering Amount	$250,000	$2,500	$247,500
Maximum Offering Amount	$1,200,000	$12,000	$1,188,000

*All figures above are rounded to the nearest whole dollar.

   (1) This excludes fees to the Company's advisors, such as attorneys and accountants.
   (2) In addition to the one percent (1.0%) commission on cash proceeds received in the Offering, the Intermediary will also receive a $25,000 one-time consulting fee. There are other payment and transaction-based fees as well that are not included in this figure, such our Escrow Agent's fee of $1,000 for escrow agent services and tZERO Technologies, LLC's fee of $15,000 for tokenization and other technology services. tZERO Technologies, LLC is an affiliate of tZERO Securities, LLC. tZERO Securities, LLC and its affiliates may also collect fees from the Company if the Securities are quoted on the ATS (as defined below).
   (3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Our Securities will not be listed for trading on any national securities exchange. Following the final closing and all applicable regulatory lock-up or holding periods, we may make our Securities available for trading on the alternative trading system ("**ATS**") operated by tZERO Securities, LLC ("**tZERO Securities**"), subject to tZERO Securities, LLC's due diligence and on-boarding procedures. However, we cannot provide any assurance that we will be successful in making our Securities available to trade on tZERO Securities' ATS.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or

approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

THIS OFFERING IS BEING MADE TO US PERSONS ONLY

THE COMPANY WILL DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.


NOTICE REGARDING THE ESCROW AGENT


TZERO SECURITIES, LLC, THE ESCROW AGENT, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor its controlling persons are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor its controlling persons are subject to any matters that would have triggered disqualification except that such matter occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year. Once posted, the annual report may be found at http://investors.beyond.com/resources/beyond-token-offerings.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C is April 24, 2025

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other the online platform (the "**Portal**") operated by our intermediary, tZERO Securities, LLC (in such capacity and together with its permitted assignees, the "**Intermediary**"), has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, through the communication channel available on the Portal, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Commercial Strategies, Inc. is a subsidiary of Beyond, Inc., which holds 100% of the voting power of the Company's securities. The Company owns certain U.S. trademark registrations related to the Overstock brand, the use of which the Company has licensed back to Beyond, Inc. in exchange for the payment of an annual royalty fee and the reimbursement of certain expenses. The Company intends to engage periodically in offerings under Regulation CF, through which the Company plans to build communities of investors who will become social cheerleaders for, and loyal customers of, the Overstock brand.

The Company, a Delaware corporation, was incorporated on September 7, 2023. The Company is headquartered at 433 W Ascension Way, Suite 300 Murray, UT 84123.

The Company's website is http://investors.beyond.com/resources/beyond-token-offerings.

Our website is included in this Form C solely as an inactive textual reference. The information contained on or that can be accessed through our website is not incorporated by reference into this Form C, and you should not consider such information to be a part of this Form C.

The Portal

The Portal website is prim.overstock.tzero.com.

A full description of our business plan can be found on the Portal. The Portal can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should review all information on the Portal at the time you consider making an investment commitment.

The Offering

Target Offering Amount of the Securities Offered	$250,000
Name of Securities	Series A Preferred Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	At least 25,000 shares (assuming all shares of Series A Preferred Stock are sold at $10.00 per share), and up to 50,000 shares (assuming all shares of Series A Preferred Stock are sold at $5.00 per share)
Maximum Offering Amount of the Securities Offered	$1,200,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	At least 120,000 shares (assuming all shares of Series A Preferred Stock are sold at $10.00 per share), and up to 240,000 shares (assuming all shares of Series A Preferred Stock are sold at $5.00 per share)
Price Per Security	$5.00 per share for Investors that are stockholders of Beyond, Inc.* $10.00 per share for all other Investors *Investors wishing to purchase the Securities at this purchase price must have been a stockholder of record of Beyond, Inc.'s common stock at the close of business on April 1, 2025. See "The Offering—Investor Confirmation Process."*

Minimum Individual Purchase Amount	$100+
Maximum Individual Purchase Amount	$4,000 (subject to Regulation CF limits)
Rolling Closings; Offering Deadline	The Company plans elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Series A Preferred Stock to the investors.

The Company must raise an amount equal to or greater than the Target Offering Amount by October 15, 2025. |
| **Allocation and Delivery of the Securities** | At each closing, the Company will allocate to each investor the Series A Preferred Stock such investor purchased in the Offering. Following an allocation of Series A Preferred Stock, the Issuer will deliver the Series A Preferred Stock to investors by depositing the Series A Preferred Stock into each investor's tZERO Digital Asset Securities, LLC ("tZERO Digital") brokerage account. Rights may not be delivered to any other custodian or nominee other than tZERO Digital, nor may the digital asset securities be held by an investor except in a brokerage account at tZERO Digital. |
| **Use of Proceeds** | See the section entitled "Use of Proceeds" included elsewhere in this Offering Statement. |
| **Dividends** | The holders of shares of Series A Preferred Stock will be entitled to receive, out of funds and assets legally available therefor, an annual dividend for each such share of Series A Preferred Stock equal to the annual Royalty Fee paid by Beyond, Inc. to the Company pursuant to the Trademark License Agreement (as defined herein), *divided by* the number of shares of Series A Preferred Stock issued and outstanding as of the applicable record date. The "**Royalty Fee**" is equal to 1% of Beyond, Inc.'s net sales from Overstock.com *multiplied by* a fraction, the numerator of which is the number of shares of Series A Preferred Stock outstanding as of Beyond, Inc.'s audit release date for the applicable royalty period, and the denominator of which is the number of shares of Series A Preferred Stock authorized as of such date. See "Capitalization and Ownership—Dividends" for additional details, including an illustrative calculation of the annual dividend per share.

The annual dividend described above will be payable only if and to the extent declared by the Company's board of directors, *provided* that the right to receive such dividend will be cumulative, and will accrue on each annual dividend date even if not previously declared by the Company's board of directors. See the section entitled "Capitalization and Ownership—Dividends" included elsewhere in this Offering Statement. |
| **Voting Rights** | None. See the section entitled "Capitalization and Ownership—Capitalization—Ownership and Control" included elsewhere in this Offering Statement. |

Supplemental Benefits Available to Investors	The Company intends to make certain benefits available to investors for so long as they hold Securities. See the section entitled "Capitalization and Ownership—Supplemental Benefits Available to Investors" included elsewhere in this Offering Statement.
No listing on a national securities exchange; Potential secondary trading solely through tZERO Securities	Our Securities will not be listed or traded on any national securities exchange. Following all applicable regulatory lock-up or holding periods, we may make the Securities available for secondary trading on an alternative trading system ("**ATS**") operated by tZERO Securities, LLC ("**tZERO Securities**"), a Commission-registered broker dealer and member of FINRA and SIPC. Orders may be entered on tZERO Securities' ATS by investors that maintain an account with tZERO Securities. Orders properly submitted to tZERO Securities' ATS are matched by its order matching system. To trade our Securities on the ATS investors must also have an account with tZERO Digital for digital asset security custody, clearance and settlement.

\+   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

DIRECTORS AND OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Leah Putnam	President and Director	Chief Accounting Officer, Beyond, Inc. (March 2025 – present) Vice President of Finance and Controller, Beyond, Inc. (February 2024 – March 2025)* Vice President of Financial Planning and Analysis and Senior Director of Financial Planning Analysis, Beyond, Inc. (August 2020 – February 2024)*	MBA, Robert Morris University B.A. in Accounting, Washington & Jefferson College
Melissa Smith	Secretary and Director	General Counsel and Corporate Secretary, Beyond, Inc. (April 2025 – present) General Counsel, ZAGG, Inc. (February 2024 – April 2025) Deputy General Counsel, Global Litigation and Intellectual Property, SmileDirectClub (April 2023 – February 2024) Senior Associate General Counsel, Global Intellectual Property, SmileDirectClub (January 2022 – April 2023)	J.D., University of Tennessee College of Law B.A. in Psychology, Lipscomb University

*Prior to October, 2023, Beyond, Inc. operated as Overstock.com, Inc.

Biographical Information

<u>Leah Putnam</u>: Leah Putnam has served as the President of the Company and as a member of the Company's board of directors since March 2025. Ms. Putnam has served as the Chief Accounting Officer of Beyond, Inc. since March 2025, and previously served as Beyond, Inc.'s Vice President of Finance and Controller from February 2024 to March 2025. Ms. Putnam also served as the Vice President of Financial Planning and Analysis and Senior Director of Financial Planning Analysis of Beyond, Inc. from August 2020 to February 2024. Prior to joining Beyond, Inc., Ms. Putnam held several corporate finance, financial systems and data governance roles at The Hertz Corporation from 2018 to 2020. Ms. Putnam received an MBA with a concentration in finance from Robert Morris University, and a B.A. in Accounting from Washington & Jefferson College.

<u>Melissa Smith</u>: Melissa Smith has served as the Secretary of the Company and as a member of the Company's board of directors since April 2025. Ms. Smith has served as the General Counsel and Corporate Secretary of Beyond, Inc. since April 2025. Prior to joining Beyond, Inc., Ms. Smith served as the General Counsel of ZAGG, Inc., a creator of accessories for mobile devices, from February 2024 to April 2025. Ms. Smith also previously held several legal positions at SmileDirectClub from July 2019 to February 2024, including Deputy General Counsel, Global Litigation and Intellectual Property from April 2023 to February 2024, and Senior Associate General Counsel, Global Intellectual Property from January 2022 to April 2023. Prior to joining SmileDirectClub, Ms. Smith was a partner at Stites & Harbison, PLLC. Ms. Smith received a J.D. from the University of Tennessee College of Law and a B.A. in Psychology from Lipscomb University.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities as of the date of this Form C, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Beyond, Inc.	5,000 shares of Common Stock	100%

Indemnification

The Company's Amended and Restated Certificate of Incorporation provides that the Company shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as the same may be amended and supplemented from time to time, indemnify and advance expenses to (i) the Company's directors and officers, and (ii) any person who at the request of the Company is or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section as amended or supplemented (or any successor). The Company, by action of its board of directors, may provide indemnification or advance expenses to employees and agents of the Company or other persons only on such terms and conditions and to the extent determined by the board of directors in its sole and absolute discretion. In addition, the Bylaws of the Company provide that, except with respect to proceedings to enforce rights to indemnification, the Company shall indemnity any director, officer or other person referred to above in connection with a proceeding (or part thereof) initiated by such director, officer or other person only if such proceeding (or part thereof) was authorized by the Company's board of directors.

The Amended and Restated Certificate of Incorporation of the Company also provides, pursuant to Section 102(b)(7) of the Delaware General Corporation Law, that no director or officer of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as in effect at the time such liability or limitation thereof is determined. The Company's Amended and Restated Certificate of Incorporation further provides that if the Delaware General Corporation Law is amended in the future to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of the directors or officers of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

BUSINESS

Description of the Business and Business Plan

The Company was incorporated in September 2023 in order to facilitate the purchase of the corporate name for its parent entity Beyond, Inc. From September 2023 through April 2025, the Company had no significant financial activity or operations.

In April 2025, the Company entered into a Trademark Assignment Agreement with Beyond, Inc. (as may be amended from time to time, the "**Trademark Assignment Agreement**"), pursuant to which Beyond, Inc. assigned to the Company all of its right, title and interest in and to certain Overstock-formative trademarks (the "**Assigned Trademarks**") registered in the United States Patent and Trademark Office ("**USPTO**"). The Company and Beyond, Inc. also entered into that certain Exclusive Trademark License Agreement (as may be amended from time to time, the "**Trademark License Agreement**"), pursuant to which the Company granted to Beyond, Inc. the exclusive right to use and exploit such trademarks in connection with online wholesale and retail store services, and certain other specified goods and services, in exchange for the payment by Beyond, Inc. to the Company of an annual royalty fee, and the reimbursement by Beyond, Inc. to the Company of certain expenses incurred by the Company in connection with the prosecution and maintenance of such trademarks. See the section entitled "Transactions With Related Persons and Conflicts of Interest," included elsewhere in this Offering Statement, for additional information regarding the Trademark Assignment Agreement and the Trademark License Agreement.

The Company intends to engage periodically in offerings of its Series A Preferred Stock under Regulation CF. This Offering is the first such offering by the Company. Through these offerings, the Company intends to build communities of investors who will become social cheerleaders for, and loyal customers of, the Overstock brand.

Intellectual Property

As of the date of this Offering Statement, the Company holds seven U.S. trademark registrations related to the Overstock brand.

The Company may also acquire certain additional trademarks (which are currently the subject of intent-to-use applications in the USPTO) from Beyond, Inc. pursuant to the terms and conditions set forth in the Trademark Assignment Agreement and the Trademark License Agreement. In addition, upon request from Beyond, Inc., the Company has agreed to apply to register additional Overstock-formative trademarks in the USPTO, and license those trademarks back to Beyond, Inc. pursuant to the terms of the Trademark License Agreement. See the section entitled "Transactions With Related Persons and Conflicts of Interest" included elsewhere in this Offering Statement.

Two of our trademarks (and one of the intent-to-use trademark applications held by Beyond, Inc. that may be assigned to us) are subject to a Trademark License Agreement, dated as of October 21, 2024, by and between Beyond, Inc. and Kirkland's Inc. ("**Kirkland's**" and, such agreement, the "**Kirkland's License Agreement**"). Pursuant to this agreement, Kirkland's and certain of its affiliates have a non-exclusive, non-transferable, non-sublicensable license to operate brick-and-mortar retail stores branded under such trademarks, and to advertise, market and promote such stores, subject to certain terms and conditions. Unless earlier terminated, the Kirkland's License Agreement will terminate upon the later of (a) the expiration or termination of that certain Collaboration Agreement, dated as of October 21, 2024, by and between Beyond and Kirkland's, and (b) the expiration of the then-existing or initial term (not to exceed five years) of the leases for all licensed stores. See "Risk Factors—Certain of our trademarks are subject to a license agreement granting a third party the right to use such trademarks. This agreement, and any similar agreements into which we may enter in the future, could damage the Overstock brand and reputation."

Litigation

As of the date hereof, the Company is not subject to any current litigation or threatened litigation.

Employees

As of the date hereof, the Company does not have any full-time employees.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

Damage to the Overstock brand and reputation would materially and adversely impact the Company's business, financial condition and results of operations.

The Company's ability to generate revenue is entirely dependent upon the reputation and quality of the Overstock brand. Any incident that erodes consumer loyalty for this brand could significantly reduce its value and the value of the related trademarks and damage the Company's business. The brand may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to the Company's interests or may be inaccurate, each of which may harm the Overstock brand and the Company's financial results, business and prospects. The harm may be immediate and may disseminate rapidly and broadly, without affording an opportunity for redress or correction. Because the Company is entirely dependent upon the Overstock brand and trademarks, the Company is subject to these risks to a greater degree than other companies with more diversified assets and operations.

We may be unable to obtain and maintain trademark protection for our marks.

Because the Company's primary assets consist of trademarks related to the Overstock brand, the Company's success depends to a significant degree upon the protection of the Company's intellectual property rights with respect to these marks. These trademarks have only been registered in the United States. We cannot guarantee that the Company would be able to obtain protection for our trademarks outside the United States if it were to seek to do so. Furthermore, in the future we may seek to use and register new trademarks in the United States, and we cannot assure you that these trademark applications will be approved either. Third parties may also oppose the Company's trademark applications, or otherwise challenge our use of the trademarks. In the event that the Company's trademarks are successfully challenged, Beyond, Inc. could be forced to rebrand the Overstock.com website, which could materially adversely impact or even eliminate the royalties we receive under the Trademark License Agreement. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks. Any claim by another party against Beyond, Inc. or the Company, or customer confusion related to the Company's trademarks, or our failure to obtain trademark registrations, could have a material adverse effect on the Company's financial results, business and prospects.

Our parent company Beyond, Inc. has been in the past subject to claims that it infringed intellectual property rights of third parties, and the Company and Beyond, Inc. may be subjected to additional infringement claims in the future.

Our parent company, Beyond, Inc., has been in the past, and the Company and Beyond, Inc. may be in the future, subject to claims that we have infringed the intellectual property rights of others, by Beyond, Inc. offering allegedly infringing products on the Overstock.com website or otherwise. We expect to contest claims we consider unfounded rather than settling such claims, even when we expect the costs of contesting the claims could potentially exceed the cost of settlement. Any claims, even those without merit, may result in significant expenditure of our financial and managerial resources and may result in Beyond, Inc. or us needing to make significant damages or settlement payments. We could be required to cease practicing the third-party intellectual property, requiring Beyond, Inc. or us to make changes to the operation of our business, or required to obtain licenses from third parties, which could be expensive or unavailable. Any such difficulties could have a material adverse effect on our financial results, business and prospects.

Beyond, Inc.'s actions could materially and adversely affect our the value of our trademarks.

Pursuant to the Trademark License Agreement, Beyond, Inc. is required to use commercially reasonable efforts to maintain the level of quality with respect to all goods and services it provides under our trademarks, consistent with (or better than) the level of quality as of the effective date of the Trademark License Agreement. If Beyond, Inc. or its sublicensees fail to maintain that level of quality, or if Beyond, Inc. or its sublicensees take or omit taking actions that could damage the reputation of the Overstock brand, then the goodwill associated with our trademarks and the royalties generated under the Trademark License Agreement could be materially and adversely impacted, resulting in loss of revenues, and having a material adverse effect on our financial results, business and prospects.

Certain of our trademarks are subject to a license agreement granting a third party the right to use such trademarks. This agreement, and any similar agreements into which we may enter in the future, could damage the Overstock brand and reputation.

As discussed in the section entitled "Business—Intellectual Property" included elsewhere in this Offering Statement, certain of our trademarks are subject to the Kirkland's License Agreement, pursuant to which Beyond, Inc. has granted Kirkland's and certain of its affiliates a non-exclusive, non-transferable, non-sublicensable license to operate brick-and-mortar retail stores branded under such trademarks, and to advertise, market and promote such stores, subject to certain terms and conditions. Under the Kirkland's License Agreement, Beyond, Inc. requires Kirkland's and its affiliates to maintain the quality of the goods and services they sell and provide under our trademarks so that the value, reputation and goodwill of Beyond, Inc. and us are maintained. Any failure by Kirkland's or any of its affiliates to abide by these quality control standards, and any failure by Beyond, Inc. to police and enforce these quality control standards, could negatively impact the Overstock brand, our goodwill associated with the Overstock brand, and could have a material adverse effect on our financial results, business and prospects.

The Company may face potential difficulties in obtaining capital.

The Company may have difficulty obtaining necessary capital in the future as a result of, among other factors, changes in revenues, as well as the inherent business risks associated with the Company, the Overstock brand and operations, and present and future market conditions. Additionally, the Company's future sources of revenue may not be sufficient to meet its future capital requirements. As such, the Company may require additional funds to execute the Company's business strategy and conduct its operations, which may not be available on acceptable terms or at all. The unavailability of adequate funds could have a material adverse effect on the Company's financial results, business and prospects. In such case, the Company may not be able to pay dividends on the Securities, its continued operations will be in jeopardy, and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an Investor to lose all or a portion of their investment.

Risks Related to the Company's Relationship with Beyond, Inc.

The interests of Beyond, Inc. and its stockholders may differ from your interests.

The Company was formed as a wholly owned subsidiary of Beyond, Inc., a public company, and Beyond, Inc. continues to own 100% of the Company's outstanding common stock, representing 100% of the voting power of the Company's securities. As a result, Beyond, Inc. has the ability to control various aspects of the Company's business through its ability to elect and remove directors and its controlling voting rights on corporate actions that require stockholder approval. Accordingly, Beyond, Inc. will be able to control, among other things, determinations with respect to the Company's business direction and policies; determinations with respect to corporate transactions (such as mergers, business combinations or dispositions of assets); financing and dividend policies; and changes or other determinations with respect to the Trademark License Agreement, the Master Services Agreement (as defined under "Transactions With Related Persons and Conflicts of Interest") and any other agreements the Company may enter into with Beyond, Inc. in the future. The interests of Beyond, Inc.'s stockholders may differ from or conflict with the interests of the Company and/or from your interests as a holder of the Securities. In such event, Beyond, Inc. can be expected to act in the interests of its stockholders over the interests of the Company and/or your interests as a holder of the Securities.

The Company's directors and officers may have actual or potential conflicts of interest because of their ownership of equity interests in Beyond, Inc. In addition, all of the Company's directors and officers are officers of Beyond, Inc., which may create conflicts of interest or the appearance thereof.

Because of their positions with Beyond, Inc., all of the Company's directors and officers own equity interests in Beyond, Inc. Continuing ownership of shares of Beyond, Inc.'s common stock and equity awards could create, or appear to create, actual or potential conflicts of interest if the Company and Beyond, Inc. face decisions that could have implications for both companies. In addition, all of the Company's directors and officers are officers of Beyond, Inc., which could also create, or appear to create, actual or potential conflicts of interest if the Company and Beyond, Inc. face decisions that could have implications for both companies, and in connection with the allocation of such directors' and officers' time between the Company and Beyond, Inc. These actual or potential conflicts of interest could arise, for example, over matters such as the desirability of changes in the Company's business and operations, funding and capital matters, regulatory matters, matters arising with respect to the Trademark License Agreement, the Master Services Agreement and any other agreements that the Company may enter into with Beyond, Inc. in the future.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other disclosure.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or other disclosure related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. Moreover, you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as either (x) the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or (y) the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering. It also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors that are stockholders of Beyond, Inc. and purchase Securities for a reduced price per share pursuant to this Offering may, for income tax purposes, be deemed to receive a distribution from Beyond, Inc.

Investors that are stockholders of Beyond, Inc. that purchase Securities for a reduced price per share pursuant to this Offering may, for income tax purposes, be deemed to receive a distribution from Beyond, Inc. Such distribution may be taxable as a dividend.. Potential Investors that are stockholders of Beyond, Inc. should consult their tax advisors concerning the tax consequences of purchasing Securities in this Offering at a reduced price per share.

Risks Related to the Securities

An investment in the Securities could result in a loss of your entire investment.

An investment in the Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities have no protective provisions.

The Securities have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder of the Company, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control of the Company, the Securities do not provide you with any protection. In addition, there are no provisions attached to the Securities that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company. Investors will not be able to vote upon any matters of the Company except as may be specifically required by Delaware law.

Investors may be adversely affected upon the issuance of a new series of preferred stock ranking equally with the Securities.

The terms of the Securities will not restrict the Company's ability to offer additional shares of Series A Preferred Stock or a new series of preferred stock that ranks equally with the Series A Preferred Stock as to dividend payments or liquidation preference in the future. The Company has no obligation to consider the specific interests of the holders of Series A Preferred Stock in connection with any such offering or transaction.

The Company may be unable to, or may choose not to, pay dividends on the Securities at planned rates or at all.

Any future payments of cash dividends, and the amount of any cash dividends the Company pays, on the Securities will depend on, among other things, the Company's financial condition, results of operation, access to capital and capital requirements, as well as any other factors that the Company's board of directors may consider relevant. If the Company fails to declare or pay scheduled dividends on the Securities, it would likely have a material adverse impact on the market price of the Securities. In addition, as more fully described elsewhere in this Offering Statement under "Capitalization and Ownership—Dividends," the annual dividend per share provided for in the Company's Amended and Restated Certificate of Incorporation is based on the annual Royalty Fee paid by Beyond, Inc. to the Company pursuant to the Trademark License Agreement which, in turn, is based on a percentage of Beyond, Inc.'s net sales from Overstock.com. Beyond, Inc.'s net sales from Overstock.com, as well as its ability to pay the Royalty Fee, could be adversely affected by a variety of different factors, all of which are outside the Company's control. There can be no guarantee that Beyond, Inc. will generate net sales in amounts similar to historical amounts or at all, or that it will have sufficient cash or otherwise be able to pay the Royalty Fee under the Trademark License Agreement in the amount or timeframe required thereunder. If Beyond, Inc. does not pay the Royalty Fee to the Company within the timeframe required under the Trademark License Agreement, the Company may be unable to declare and pay an annual dividend on the Securities by the date specified in the Company's Amended and Restated Certificate of Incorporation.

Any debt or other financing agreements that the Company may enter into in the future may contain provisions that restrict or prohibit the Company's ability to pay cash dividends on its capital stock, including the Securities. If at any time the Company's debt or other financing agreements prohibit the payment of cash dividends on the Securities, the Company will be unable to pay such dividends unless it can refinance amounts outstanding under those financing agreements or obtain an amendment or waiver of the applicable restrictions (none of which the Company would be obligated to attempt to do, nor can there by any assurance that the Company would be successful in doing so).

In addition, under applicable Delaware law, dividends on shares of the Company's capital stock may only be declared or paid out of our statutory "surplus" (which is defined as the amount equal to total assets minus total liabilities, in each case at fair market value, minus statutory capital), or if there is no such surplus, out of net profits for the then current and/or immediately preceding fiscal year. Further, even if we are permitted under our contractual obligations and Delaware law to declare and pay cash dividends on the Securities, we cannot guarantee that we will have sufficient cash to do so.

The Securities will rank junior to all of the Company's liabilities.

In the event of a bankruptcy, dissolution or winding up, the Company's assets will be available to pay obligations on the Securities only after all of the Company's liabilities have been paid. In such event, there may not be sufficient assets remaining, after paying our liabilities, to pay amounts due on any or all of the Securities then outstanding.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including any security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Securities will be subject to dilution. The Company may issue additional equity securities (or other securities convertible into or exercisable or exchangeable for equity securities) in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce your control and economic interest in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseeable at the time of this Offering. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to its existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. Rather, the price of the Securities was derived as a result of internal decisions based upon various factors including prevailing market conditions, the Company's future prospects and needs, and the Company's capital structure. These prices do not necessarily accurately reflect the actual value of the Securities or the price that may be realized upon disposition of the Securities, or at which the Securities might trade in a marketplace, if one develops. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

You must own the Securities through a tZERO Digital brokerage account.

A condition to subscribing for the Securities and thereafter owning the Securities is that the Securities are delivered to your brokerage account with tZERO Digital and custodied at tZERO Digital. This will require investors to open an account with tZERO A Digital Asset Securities, LLC prior to making an investment commitment. Right holders are prohibited from using a different broker, bank or nominee to custody the Securities, they may prefer for economic or other reasons. In addition, in the event tZERO Digital suffers some form of adverse event, such as a security breach, financial shortfalls or changes in its business operations, Right holders may be adversely affected as a result of being unable to utilize a different custodian.

The Securities may be traded on tZERO Securities' ATS, which may have an unfavorable impact on the price and liquidity of the Securities, and the technology tZERO Securities' ATS relies on it for its operations may not function properly.

Following all applicable regulatory lock up or holding periods, we may make the Securities available for secondary trading on tZERO Securities' ATS, subject to tZERO Securities, LLC's customary due diligence. Even if the Securities do become available for trading on tZERO Securities' ATS, an active trading market for the Securities may never develop or if one develops, it may not be sustained.

tZERO Securities' ATS is a significantly more limited trading system than the national securities exchanges such as the New York Stock Exchange or the Nasdaq stock exchange, and there are lower financial and qualitative standards that a company must meet to have its securities quoted on tZERO Securities' ATS. Securities traded on tZERO Securities' ATS are usually thinly traded, highly volatile, and not followed by analysts. The quotation and trading of the Securities on tZERO Securities' ATS may result in a less liquid market and contribute to volatility. This volatility could depress the market price of the Securities for reasons unrelated to our operating performance. Due to lower trading volumes, there may be a lower likelihood of your orders on tZERO Securities' ATS being executed or filled.

Further, the technology on which tZERO Securities' ATS relies may not function properly because of internal problems or as a result of cyber-attacks or external security breaches. Any such malfunction may adversely affect the ability of our investors to execute trades of the Securities on tZERO Securities' ATS. Moreover, since trading on tZERO Securities' ATS has been limited, its order matching system may not function properly in cases of increased trading volume. If the technology used by tZERO Securities' ATS does not work as anticipated, trading of the Securities could be limited or even suspended.

Our valuation and our offering price have been established internally and are difficult to assess.

The Company has set the price of its Series A Preferred Stock at $5.00 per share for Investors that are stockholders of Beyond, Inc., and $10.00 per share for all other Investors. Our valuation has not been validated by any independent third party and may decrease in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a company such as ours and in the form of the Securities. The issuance of additional shares of Series A Preferred Stock, other capital stock or other securities convertible into or exercisable or exchangeable for capital stock may dilute the value of your holdings.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

The Company may change any supplemental benefits available to Investors at any time and without notice.

As described in this Offering Statement under "Capitalization and Ownership—Supplemental Benefits Available to Investors," the Company intends to make certain benefits available to Investors in the future for so long as they hold the Securities. The benefits the Company currently intends to offer to Securities holders are described in this Offering Statement, and the Company may make other benefits available to Securities holders in the future (though there can be no guarantee that it will do so). The Company reserves the right to change its plans regarding the benefits it intends to offer, eliminate any benefits after their introduction and/or change the terms thereof. The Company may take such actions at any time, in its sole discretion, without prior notice to Securities holders. As a result, Investors should not rely on the existence of any one or more of the benefits described herein, or the possibility that any benefits may be introduced in the future, when deciding whether to invest in the Securities. Similarly, any Investor contemplating a sale or other transfer of their Securities should be aware that their eligibility to receive any benefits existing at that time or that may subsequently be introduced will be transferred to the transferee of the Securities and the Investor will no longer be eligible for such benefits.

The Securities will be issued as digital asset securities, which are associated with unique risks, including fraud, manipulation, theft or loss.

Ownership of the Securities will be evidenced by a unique identifier often referred to as a "wallet address." A wallet address is controlled by a tool called a "wallet." A wallet is not a storage container which will hold the Securities. Rather, a wallet is a tool used to: (a) create holder addresses on the distributed ledger (blockchain); and (b) create "keys" which control a wallet address. The blockchain record of ownership will be the controlling shareholder register of record holders of the Security. All shares of the Securities will be issued into a custodial wallet address of tZERO Digital, which will be the sole record holder of the Company. tZERO Digital will allocate shares to its customers and beneficial owners of the Security. Transfers to record holder personal wallet addresses will not be permitted as all ownership of the Securities must be through a tZERO Digital brokerage account. Therefore, all shares of the Security will be held in a custodial wallet of tZERO Digital, control by tZERO Digital.

Each wallet address is controlled by a pair of keys: a public key and private key. The private key is used to approve transactions, whereas the public key is used to verify the signatures of these transactions. A public key cannot be tampered with or used without access to its associated private key. tZERO Digital has processes and procedures in place to safeguard its private keys. However, subject to your rights and remedies under applicable law, rule or regulation, tZERO Digital's private keys may result in the loss of your shares of the Securities. If tZERO Digital is victimized by fraud, theft or manipulation, tZERO Digital could lose a "private key" necessary to transfer your shares of the Security, or a bad actor could cause your Securities to be transferred to an unintended wallet address, which may result in the complete loss of your Securities.

In addition, there are risks associated with malicious activity of actors seeking to take advantage of potential vulnerabilities that may be associated with distributed ledger technology and its associated networks. Since there is no central body overseeing the development of the Ethereum network, the functioning of the Securities' shareholder register, as well as further improvements of such functioning, relies on the collaboration and consensus of various stakeholders, among others, and developers enhancing the opensource software related to the digital asset network facilitating the processing of transactions. Any disagreement among stakeholders may result in a Fork. "Fork" means: (i) that a network has been changed in a way that makes it incompatible with the unchanged version of the network; (ii) the changes have been widely accepted by users of the network; and (iii) that the two resulting networks have not been merged together. In most cases, immediately following a Fork, the updated network has a duplicate of each asset that was on the original network, and the owners of such assets and their historical transaction history is copied onto the updated network as well. However, in less typical cases, a Fork may be conducted to remove "malicious" transactions, and in such cases, the updated network may not have a full transaction history. In the event of a Fork, the Company will work to select the network version it will continue to utilize for the Securities register, burn all duplicate versions of the Securities created as a result of the Fork and notify you of the actions it is determined to take.

Various other tactics have been developed to steal digital assets or disrupt digital asset networks. For example, a "51% attack" is where an adversary may take control over a digital asset network by providing 51% of the computer power in the digital asset network or "denial of service attack" where an adversary attempts to make digital asset network resources unavailable by overwhelming it with service requests. This may result in significant waiting periods, network congestion and delays, while the Securities' value may fluctuate significantly, or which may otherwise result in loss or damages. In the event of a 51% attack on the Ethereum network, the Company and/or tZERO Digital will notify you of such 51% attack as soon as practicable and also work to notify you of its impact on the Securities (if any).

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at Exhibit B. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The principal purposes of this Offering are to increase the Company's capitalization and financial flexibility, create a market for our Series A Preferred Stock, and increase awareness of the Overstock brand. See "Use of Proceeds" section for more information.

Target Offering Amount of the Securities Offered	$250,000
Name of Securities	Series A Preferred Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	At least 25,000 shares (assuming all shares of Series A Preferred Stock are sold at $10.00 per share), and up to 50,000 shares (assuming all shares of Series A Preferred Stock are sold at $5.00 per share)
Maximum Offering Amount of the Securities Offered	$1,200,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	At least 120,000 shares (assuming all shares of Series A Preferred Stock are sold at $10.00 per share), and up to 240,000 shares (assuming all shares of Series A Preferred Stock are sold at $5.00 per share)
Price Per Security	$5.00 per share for Investors that are stockholders of Beyond, Inc.* $10.00 per share for all other Investors *Investors wishing to purchase the Securities at this purchase price must have been a stockholder of record of Beyond, Inc.'s common stock at the close of business on April 1, 2025. See "The Offering—Investor Confirmation Process."
Minimum Individual Purchase Amount	$100+
Maximum Individual Purchase Amount	$4,000 (subject to Regulation CF limits)
Rolling Closings; Offering Deadline	The Company plans elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Series A Preferred Stock to the investors.

	The Company must raise an amount equal to or greater than the Target Offering Amount by October 15, 2025.
Allocation and Delivery of the Securities	At each closing, the Company will allocate to each investor the Series A Preferred Stock such investor purchased in the Offering. Following an allocation of Series A Preferred Stock, the Issuer will deliver the Series A Preferred Stock to investors by depositing the Series A Preferred Stock into each investor's tZERO Digital brokerage account. Rights may not be delivered to any other custodian or nominee other than tZERO Digital, nor may the digital asset securities be held by an investor except in a brokerage account at tZERO Digital.
Use of Proceeds	See the section entitled "Use of Proceeds" included elsewhere in this Offering Statement.
Dividends	The holders of shares of Series A Preferred Stock will be entitled to receive, out of funds and assets legally available therefor, an annual dividend for each such share of Series A Preferred Stock equal to the annual Royalty Fee paid by Beyond, Inc. to the Company pursuant to the Trademark License Agreement, *divided by* the number of shares of Series A Preferred Stock issued and outstanding as of the applicable record date. The "**Royalty Fee**" is equal to 1% of Beyond, Inc.'s net sales from Overstock.com *multiplied by* a fraction, the numerator of which is the number of shares of Series A Preferred Stock outstanding as of Beyond, Inc.'s audit release date for the applicable royalty period, and the denominator of which is the number of shares of Series A Preferred Stock authorized as of such date. See "Capitalization and Ownership—Dividends" for additional details, including an illustrative calculation of the annual dividend per share. The annual dividend described above will be payable only if and to the extent declared by the Company's board of directors, *provided* that the right to receive such dividend will be cumulative, and will accrue on each annual dividend date even if not previously declared by the Company's board of directors. See the section entitled "Capitalization and Ownership—Dividends" included elsewhere in this Offering Statement.
Voting Rights	None. See the section entitled "Capitalization and Ownership—Capitalization—Ownership and Control" included elsewhere in this Offering Statement.
Supplemental Benefits Available to Investors	The Company intends to make certain benefits available to Investors for so long as they hold Securities. See the section entitled "Capitalization and Ownership—Supplemental Benefits Available to Investors" included elsewhere in this Offering Statement.
No listing on a national securities exchange; Potential secondary trading solely through tZERO Securities	Our Securities will not be listed or traded on any national securities exchange. Following all applicable regulatory lock-up or holding periods, we may make the Securities available for secondary trading on an ATS operated by tZERO Securities, a Commission-registered broker dealer and member of FINRA and SIPC. Orders may be entered on tZERO Securities' ATS by investors that maintain an account with tZERO Securities. Orders properly submitted to tZERO Securities' ATS are matched by its order matching system. To

	trade our Securities on the ATS, investors must also have an account with tZERO Digital for digital asset security custody, clearance and settlement.

+   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process through the Portal operated by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. You will be required to open an account with the Intermediary during the subscription process.

If you wish to purchase the Securities at the purchase price available to stockholders of Beyond, Inc., you must have been a stockholder of record of Beyond, Inc.'s common stock at the close of business on April 1, 2025 (a "**Beyond Stockholder**"). If you elect to purchase the Securities at such purchase price, we will seek to verify you as a Beyond Stockholder through a beneficial holder list obtained from Beyond, Inc. (the "**Beyond Stockholder List**"). If you are not listed as a Beyond Stockholder on the Beyond Stockholder List, you may be required to provide an account statement from Beyond, Inc.'s transfer agent or from your broker evidencing your beneficial ownership of shares of common stock of Beyond, Inc. as of April 1, 2025, in accordance with Section 2.3 of the Subscription Agreement. If the Company is unable to verify you as a Beyond Stockholder, you may only subscribe to the Offering at $10.00 per share.

Investor funds will be held in escrow by tZERO Securities, LLC (in such capacity and together with its permitted assignees, the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur.

The Company has set an Offering Deadline in accordance with its Regulation Crowdfunding but plans elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline or an intermediate close, the funds will be released to the Company and the Investor will receive their Securities.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

The Intermediary will notify Investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in this Offering Statement, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an Investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the Investor will receive

Securities in exchange for his or her investment. If the Offering does not close early, Investors may cancel an investment commitment until 48 hours prior to the deadline identified in this Offering Statement.

Rolling and Early Closings

The Company plans to elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those Investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the Investors. During this time, the Company may continue soliciting Investors and receiving additional investment commitments. Investors should note that if Investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice, or remain open until the Maximum Offering Amount is raised.

At each closing of an Offering, the Company will allocate to each investor the Securities such investor purchased in the Offering on its register for the Securities. Following an allocation the Securities, the Company will deliver the Securities to investors by depositing the Securities into each investor's tZERO Digital brokerage account. The Securities may not be delivered to any other custodian or nominee other than tZERO Digital.

Oversubscriptions

The Target Offering Amount is $250,000, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $1,200,000 will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at http://investors.beyond.com/resources/beyond-token-offerings.

Intermediary Information

The Intermediary for the Company is tZERO Securities, LLC (in such capacity and together with its permitted assignees, the "**Intermediary**"), an SEC-registered broker-dealer and member of FINRA and SIPC. The SEC file number of the Intermediary is 008-65585 and the Central Registration Depository (CRD) number is 123421.

Intermediary Compensation

As compensation for the services provided by the Intermediary, the Company is required to pay to the Intermediary a fee consisting of a one percent (1.0%) cash commission based on the aggregate dollar amount of the securities sold in the offering and paid upon disbursement of funds from escrow at the time of a closing. The Company will also pay to the Intermediary a $25,000 one-time consulting fee. Additionally, the Company has agreed to reimburse the Intermediary for expenses related to the Offering.

Escrow Agent Services

We have engaged tZERO Securities, LLC to act as our escrow agent for the Offering (in such capacity and together with its permitted assignees, the "**Escrow Agent**"). We will pay the Escrow Agent a $1,000 fee for its services for the Offering. If the closing never occurs, any proceeds from the Offering will be promptly returned to Investors by the Escrow Agent, without deduction or interest.

The Escrow Agent shall establish an interest-bearing account for primary offerings (the "**Escrow Account**"). The Escrow Agent will receive interest on the proceeds in the Escrow Account but no interest will be shared with investors in this Offering. Until the final closing of the Offering or the date the Offering is cancelled (the "**Escrow Period**"), the parties agree that (i) the Escrow Account and escrowed funds will be held for the benefit of Investors, and that (ii) the Company is not entitled to any funds received into escrow, and that no amount deposited into the Escrow Account shall become our property or any other entity, or be subject to any debts, liens or encumbrances of any kind of any other entity, until we have triggered closing of such funds. In the event the Escrow Agent does not receive written instructions from us to release funds from the Escrow Account on or prior to termination of the Escrow Period, the Escrow Agent shall terminate the escrow and make a full and prompt return of funds so that refunds are made to each Investor in the exact amount received from said Investor, without deduction, penalty or expense to Investor.

The Escrow Agent shall process all escrowed amounts for collection through the banking system and shall maintain an accounting of each deposit posted to its ledger, which also sets forth, among other things, each Investor's name and address, the quantity of shares of stock purchased, and the amount paid. Prior to processing, the escrowed funds may be sent from the Portal to one or more banking intermediaries for settlement purposes before being deposited into the Escrow Account.

If investment commitment is rejected by the Company, in its sole discretion, then the Subscription Agreement and the escrowed amounts for such Investor shall be promptly returned to the rejected Investor by the Escrow Agent.

The Company obligated to reimburse Escrow Agent for all fees, costs and expenses incurred or that become due in connection with its services, including reasonable attorney's fees.

The Escrow Agent in no way endorses the merits of the Offering or of the Securities.

Technology Services

The Portal is being provided to the Company for the Intermediary to operate as its intermediary, through a technology services agreement with tZERO Technologies, LLC ("**tZERO Tech**"). tZERO Tech is also proving tokenization services to enable the Securities to be issued by the Company as digital asset securities. Under its agreements with tZERO Tech, the Company is paying tZERO Tech a fee of $15,000. tZERO Tech is an affiliates of tZERO Securities, LLC.

Secondary Trading

For our Securities to be eligible to be quoted on alternative trading system ("**ATS**") operated by tZERO Securities, LLC ("**tZERO Securities**") following all applicable regulatory lock ups or holding periods, we will be subject to due diligence of tZERO Securities, LLC and be charged a $5,000 confirmatory due diligence fee each year the Securities are available for quotation on the ATS. Our investors will be subject to the following fees for all executions on tZERO Securities' ATS: (i) 1% for all executions of buy and sell orders of securities priced equal to or greater than $3.00 per share and (ii) $0.03 per share for all executions of buy and sell orders of securities priced less than $3.00 per share, rounded up to the nearest $0.01. Fees and transaction charges imposed by tZERO Securities may change from time to time in accordance with the practices of tZERO Securities' ATS.

tZERO Digital Asset Securities, LLC ("tZERO Digital") will be the custodian for the Series A Preferred Stock pursuant to its fully disclosed clearing relationship with tZERO Securities for digital asset securities. For its custodial services, tZERO Digital will charge the Company 35 annual basis points based on assets under custody.

Relationship Between Beyond, Inc. and tZERO Group, Inc.

tZERO Securities, LLC and tZERO Digital Asset Securities, LLC are wholly owned subsidiaries of tZERO Group, Inc. ("**tZERO Group**"). Beyond, Inc., which holds 100% of the voting power of the Company's securities, also holds a minority interest in tZERO Group, Inc. According to the Annual Report on Form 10-K for its fiscal year ended December 31, 2024, filed by Beyond, Inc. with the Securities and Exchange Commission on February 25, 2025 (the "**Beyond, Inc. 2024 10-K**"), as of December 31, 2024, Beyond, Inc. held a 28% equity interest in tZERO Group.

In addition to its direct ownership interest in tZERO Group described above, Beyond, Inc. also holds an additional indirect economic interest in tZERO Group through its investment in Medici Ventures, L.P. ("**Medici Ventures**"). As disclosed in the Beyond, Inc. 2024 10-K, as of December 31, 2024, Beyond, Inc. held a 99% limited partner interest in Medici Ventures. Medici Ventures, in turn, held a 25.2% equity interest in tZERO Group as of such date. As a limited partner in Medici Ventures, Beyond, Inc. does not have control over Medici Ventures, its investment decisions or other activities.

Investor Limitations

Investors that are not accredited investors, as defined in Rule 501 of Regulation D of the Securities Act, are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the

Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

To be eligible to purchase the securities a prospective investor will be required to open an account with tZERO Securities, LLC and tZERO Digital. Upon issuance, the Securities must be held in a tZERO Digital brokerage account, investors are not permitted to be record holders of the Securities.

USE OF PROCEEDS

The principal purposes of this Offering are to increase the Company's capitalization and financial flexibility, create a market for our Series A Preferred Stock, and increase awareness of the Overstock brand. We intend to use the net proceeds from this Offering for general corporate purposes, including working capital and operating expenses.

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees* 1.0%	1.0%	$2,500	1.0%	$12,000
General Corporate Purposes	99.0%	$247,500	99.0%	$1,188,000
Total	**100%**	**$250,000**	**100%**	**$1,200,000**

*   In addition to the one percent (1.0%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive a $25,000 one-time consulting fee. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants, as well as the Escrow Agent's fee of $1,000 for escrow agent services and tZERO Technologies, LLC's fee of $15,000 for tokenization and other technology services. tZERO Technologies, LLC is an affiliates of tZERO Securities, LLC.

As of the date of this Offering Statement, we cannot estimate with certainty the amount of net proceeds to be used for any particular purpose described above. We may find it necessary or advisable to use the net proceeds we receive from this Offering for other purposes, and we will have broad discretion in the application of such net proceeds. Pending their use, we intend to invest the net proceeds we receive from this Offering in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return for us.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering shares of Series A Preferred Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by October 15, 2025 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C and the Subscription Agreement in Exhibit B (along with all attachments and exhibits thereto), in conjunction with the following summary information.

The Securities have no voting rights. The rights of the Series A Preferred Stock may be changed by an amendment to the Company's Bylaws or Amended and Restated Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

The primary document governing voting and rights of Investors holding the Securities is the Amended and Restated Certificate of Incorporation attached as Exhibit C. All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Amended and Restated Certificate of Incorporation.

Existing shares of Common Stock outstanding have superior voting rights to the Securities being sold in this Offering.

Dividends

The holders of shares of Series A Preferred Stock will be entitled to receive, out of any funds and assets legally available therefor, an annual dividend equal to the Dividend Amount (as defined below) (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) for each such share of Preferred Stock. The "**Dividend Amount**" is defined as the Royalty Fee paid by Beyond, Inc. to the Company in respect of the preceding Royalty Period pursuant to the Trademark License Agreement, *divided by* the number of shares of Series A Preferred Stock issued and outstanding as of the record date fixed by the Company's board of directors for determining the holders of Series A Preferred Stock entitled to receive such dividend. The "**Royalty Fee**" is defined in the Trademark License Agreement as 1% of Overstock.com Net Sales (as defined below) *multiplied by* a fraction, the numerator of which is the number of shares of Series A Preferred Stock outstanding as of the date on which Beyond, Inc.'s independent auditor delivers its audit report for the applicable royalty period (the "**Audit Release Date**"), and the denominator of which is the number of shares of Series A Preferred Stock authorized as of such date. The "**Royalty Period**" is defined in the Trademark License Agreement as each calendar year during the term of the Trademark License Agreement, provided that the initial Royalty Period will begin on the effective date of the Trademark License Agreement and run through December 31 of that year, and the final Royalty Period will begin on January 1 and run through the date the Trademark License Agreement is terminated. "**Overstock.com Net Sales**" are defined as the net sales (as determined under generally accepted accounting principles, applied on a consistent basis) of Beyond, Inc. and its affiliates of products and services in the United States on the Overstock.com website, which for the avoidance of doubt shall include sales of warranty policies, insurance and other similar products and services, and shall exclude (a) refunds for returns (or destruction in place), (b) discounts, promotions and markdowns, and (c) sales or service taxes. "Overstock.com Net Sales" also includes insurance proceeds received by Beyond, Inc. in respect of products and services sold through the Overstock.com website, but only to the extent that such insurance proceeds paid with respect to any such products exceed Beyond, Inc.'s cost incurred for such products and services.

For example, if Overstock.com Net Sales during a particular Royalty Period were $150.0 million, and 120,000 shares of Series A Preferred Stock were outstanding and 3,000,000 shares of Series A Preferred Stock were authorized, in each case, as of the Audit Release Date, the Royalty Fee payable by Beyond, Inc. to the Company would be $60,000. Assuming no change in the number of shares of Series A Preferred Stock outstanding between the Audit Release Date and the record date fixed by the Company's board of directors, the dividend per share payable to holders of Series A Preferred Stock as of such record date would be $0.50. The forgoing example is intended for illustrative purposes only, and should not be viewed as an indication of what Overstock.com Net Sales, Royalty Fees or dividends per share will be for any period in the future.

Each annual dividend will be payable in cash on or prior to June 30 of each year (the "**Annual Dividend Date**"), with the first Annual Dividend Date being June 30, 2026. Any annual dividend will be payable by the Company in accordance with the preceding sentence only if and to the extent declared by the Company's board of directors; *provided*, that the right of Investors to receive dividends on shares of Series A Preferred Stock is cumulative, and will accrue on each Annual Dividend Date even if not previously declared by the Company's board of directors. Accumulations of dividends on shares of Series A Preferred Stock will not bear interest.

The Company will not be permitted to declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of the Company's Common Stock payable in Common Stock) unless the holders of the Series A Preferred Stock then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the aggregate amount of annual dividends then accrued on such share of Series A Preferred Stock and not previously paid.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company (a "**Liquidation Event**"), holders of shares of the Series A Preferred Stock will be entitled to receive, prior and in preference to any distribution of any assets or funds of the Company to holders of the Common Stock an amount per share of Series A Preferred Stock equal to the greater of (i) the amount equal to (x) the entire assets of the Company legally available for distribution, *divided by* (y) the total number of shares of Common Stock and Series A Preferred Stock of the Company then outstanding or (ii) $10.00 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock), plus any annual dividends accrued but unpaid thereon (whether or not declared), together with any other dividends declared but unpaid thereon. If upon a Liquidation Event the assets of the Company lawfully available for distribution to the holders of Series A Preferred Stock are insufficient to permit payment in full to all such holders, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of shares of Series A Preferred Stock ratably and in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. After the payment in full of all liquidation amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Company available for distribution to its stockholders will be distributed among the holders of shares of Common Stock pro rata based on the number of shares of Common Stock held by each such holder.

A "Liquidation Event" does not include the merger or consolidation of the Company with any other company, including a merger in which the holders of Series A Preferred Stock receive cash or property for their shares, a sale of all or substantially all of the assets of the Company, or any other change of control of the Company. In such an event, the holders of shares of Series A Preferred Stock will have no preferential rights connected therewith except to the extent required by applicable law.

Supplemental Benefits Available to Investors

In the future, the Company intends to make certain benefits available to holders of the Securities, such as the opportunity to receive first looks at new products.

The Company may make other benefits available to Securities holders from time to time, change its plans regarding the benefits it intends to offer, and eliminate any existing benefits and/or change the terms thereof. The Company may take such actions at any time in its sole discretion without prior notice to Securities holders. See "Risk Factors—The Company may change any supplemental benefits available to Investors at any time and without notice."

The availability of any benefits the Company may introduce in the future will cease if an Investor transfers or otherwise ceases to hold Securities, at which time the transferee of the Securities will become entitled to such benefits.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, any capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $1,200,000 and a minimum of $250,000 worth of its Series A Preferred Stock.

The Company must reach its Target Offering Amount of $250,000 by October 15, 2025. Unless the Company raises at least the Target Offering Amount of $250,000 under the Regulation CF offering by October 15, 2025, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to October 15, 2025, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,200,000 maximum raise.

The minimum investment per Investor is $100.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation and to the applicable provisions of Delaware law.

The total number of shares that the Company is authorized to issue is 3,005,000 shares, par value $0.01 per share, of which (i) 5,000 shares are designated as Common Stock (the **Common Stock**"), and (ii) 3,000,000 shares are designated as Series A Preferred Stock (the "**Series A Preferred Stock**"). The Series A Preferred Stock are non-voting.

As of the date of this Form C, 5,000 shares of Common Stock are issued and outstanding. There are no shares of Series A Preferred Stock issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	5,000 shares
Par Value Per Share	$0.01
Voting Rights	1 vote per share
Anti-Dilution Rights	None

Voting and Control

The Securities do not have voting rights. Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special stockholders meeting. As a result of purchasing Securities in this Offering, Investors will have no voting or control over any corporate matters of the Company, including additional issuances of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investors' stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), the grant and exercise of stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an Investor owns being less than before.

Shareholder Register

The Securities are digital asset securities that are exclusively issued using blockchain technology. The blockchain record of ownership will be the controlling shareholder register of record holders of the Securities. The Securities will be governed by a ERC20F smart contract that will enable the issuer to "mint" or issue shares of the Securities on the Ethereum blockchain. All shares of the Securities will be issued into a custodial wallet address of tZERO Digital, which will be the sole record holder of the Company. tZERO Digital will allocate shares to its customers and beneficial owners of the Security. Transfers to record holder personal wallet addresses will not be permitted as all ownership of the Securities must be through a tZERO Digital brokerage account.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Amount of Securities Issued/Holders	Aggregate Purchase Price	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	5,000 shares issued to Beyond, Inc.	$1,000	General corporate purposes	September 7, 2023	Section 4(a)(2) of the Securities Act

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C, the Company does not have any debt outstanding.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of its last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) during the preceding 12-month period, including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the Company; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons since January 1, 2024:

    (a) In April 2025, the Company entered into the Trademark Assignment Agreement with Beyond, Inc., the beneficial owner of all outstanding shares of the Company's common stock, pursuant to which Beyond, Inc. sold, transferred and assigned to the Company its entire right, title and interest in the Assigned Trademarks, which are comprised of certain Overstock-formative trademarks that are registered in the USPTO. Beyond, Inc. also agreed to sell, transfer and assign to the Company its entire right, title and interest in and to certain existing intent-to-use trademark applications associated with the Overstock brand, effective with respect to each such application upon the filing with and acceptance by the USPTO of a statement-of-use or amendment-to-allege-use. As consideration for the foregoing, the Company entered into the Trademark License Agreement with Beyond, Inc. described below.

    (b) In April 2025, the Company entered into the Trademark License Agreement with Beyond, Inc. Pursuant to the Trademark License Agreement, the Company granted to Beyond, Inc. and its affiliates an exclusive, perpetual, worldwide, irrevocable, royalty-bearing, fully-paid-up right and license to market goods and services and otherwise use, commercialize and exploit the Assigned Trademarks in connection with online wholesale and retail store services and certain other specified goods and services. In exchange for such license, Beyond, Inc. agreed to pay to the Company an annual royalty fee. See the section entitled "Capitalization and Ownership—Dividends," included elsewhere in this Offering Statement, for a description of how such royalty fee is calculated. Beyond, Inc. also agreed to reimburse the Company for certain expenses incurred by it in connection with the prosecution and maintenance of the Assigned Trademarks. In addition, pursuant to the Trademark License Agreement and the Trademark Assignment Agreement, the Company may also acquire certain additional Overstock-formative trademarks (which are currently the subject of intent-to use applications in the USPTO) from Beyond, Inc. Further, upon request from Beyond, Inc., the Company has agreed to apply to register additional Overstock-formative trademarks in the USPTO, and license those trademarks back to Beyond, Inc. pursuant to the terms of the Trademark License Agreement. As of the date of this Offering Statement, no amounts have been paid by Beyond, Inc. to the Company under the Trademark License Agreement.

    (c) In April 2025, the Company entered into a master services agreement with Beyond, Inc. (the "**Master Services Agreement**"). Pursuant to the Master Services Agreement, Beyond, Inc. agreed to pay certain fees to the Company in connection with the Company's provision of tokenization, investment, administrative and other services to Beyond, Inc. in connection with the Securities. The fees to be charged by the Company for such services will be mutually agreed by the parties. As of the date of this Offering Statement, no amounts have been paid by Beyond, Inc. to the Company under the Master Services Agreement.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit D</u>.

Liquidity and Capital Resources

As of December 31, 2024, the Company did not have any cash or cash equivalents.

The proceeds from the Offering are essential to our operations, without which we would be unable to support ongoing services related to the Securities. We expect to receive licensing revenue pursuant to the Trademark License Agreement (as described below under "—Results of Operations"), which we expect to use to fund future dividends on the Securities if and to the extent declared by the Company's board of directors. We plan to use the proceeds from this Offering as set forth above under the section entitled "*Use of Proceeds*," including the payment of fees and expenses related to this Offering and other operating costs as deemed appropriate by our board of directors. We do not currently have any lines of credit, nor have we required contributions from our parent company Beyond, Inc.

Results of Operations

The Company was incorporated in September 2023 in order to facilitate the purchase of the corporate name for its parent entity Beyond, Inc. From September 2023 through April 2025, the Company had no significant financial activity or operations.

In April 2025, the Company entered into the Trademark Assignment Agreement with Beyond, Inc., pursuant to which the Company acquired certain trademark registrations related to the Overstock brand. As consideration therefor, the Company and Beyond, Inc. entered into the Trademark License Agreement pursuant to which the Company granted to Beyond, Inc. the exclusive right to use and exploit such trademarks in connection with online wholesale and retail store services, and certain other specified goods and services, in exchange for the payment by Beyond, Inc. to the Company of an annual royalty fee, and the reimbursement by Beyond, Inc. to the Company of certain expenses incurred by the Company in connection with the prosecution and maintenance of such trademarks. The Company expects to use the royalty revenues it receives under the Trademark License Agreement, if any, to fund future dividends on the Securities if and to the extent declared by the Company's board of directors.

In addition, the Company has undertaken to perform certain activities on behalf of Beyond, Inc. related to the tokenization of assets and the provision of investment management and administrative services in connection with the Securities. In connection therewith, the Company and Beyond, Inc. have entered into the Master Services Agreement, pursuant to which Beyond, Inc. has agreed to pay fees to the Company in exchange for such services in an amount to be mutually agreed by the parties. The Company expects the fees it will receive under the Master Services Agreement will be sufficient to cover its quarterly operating expenses.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Neither the Company nor the Intermediary has ascribed any pre-Offering valuation to the Company. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

The annual royalty fee payable by Beyond, Inc. to the Company pursuant to the Trademark License Agreement is based on a percentage of Beyond, Inc.'s net sales from Overstock.com. Beyond, Inc.'s net sales from Overstock.com, as well as its ability to pay the applicable royalty fee and make other payments to the Company under the Trademark License Agreement and the Master Services Agreement could be adversely affected by a variety of different factors, all of which are outside the Company's control. There can be no guarantee that Beyond, Inc. will generate net sales from Overstock.com in amounts similar to historical amounts or at all, or that it will have sufficient cash or otherwise be able to pay the applicable royalty fee and make such other required payments to the Company. In such cases, the Company may be required to seek additional financing, which may not be available to the Company on acceptable terms or at all.

Please see the financial statements attached as <u>Exhibit D</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None, except as discussed above.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE (INCLUDING, IN THE CASE OF ANY INVESTOR THAT IS A STOCKHOLDER OF BEYOND, INC., THE FACT THAT SUCH INVESTOR IS PURCHASING AT A REDUCED PRICE PER SHARE, IF APPLICABLE), OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

COMMERCIAL STRATEGIES, INC.

By: /s/ Leah Putnam
      Name: Leah Putnam
      Title: President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Leah Putnam
(Signature)

Leah Putnam
(Name)

President (Principal Executive, Financial and Accounting Officer) and Director
(Title)

April 24, 2025
(Date)

/s/ Melissa Smith
(Signature)

Melissa Smith
(Name)

Secretary and Director
(Title)

April 24, 2025
(Date)

EXHIBIT B

Subscription Agreement

(Attached)

COMMERCIAL STRATEGIES, INC.

REGULATION CF OFFERING SUBSCRIPTION PACKET

NOTICE TO INVESTORS

THIS AGREEMENT SHALL CONSTITUTE PROPER NOTICE OF INVESTMENT COMMITMENT AS SET FORTH UNDER RULE 303(d) UNDER REGULATION CROWDFUNDING (17 C.F.R. § 227.303(d)).

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT ON FORM C HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT (THE "AGREEMENT") OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO PROSPECTIVE INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THE SECURITIES CANNOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT. IN ADDITION, THE SECURITIES CANNOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS. INVESTORS WHO ARE NOT "ACCREDITED INVESTORS" (AS THAT TERM IS DEFINED IN SECTION 501 OF REGULATION D PROMULGATED UNDER THE SECURITIES ACT) ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4.6 OF THE AGREEMENT. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH INVESTOR IN THE AGREEMENT AND THE OTHER INFORMATION PROVIDED BY INVESTOR IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS PROVIDED BY THE COMPANY (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS (INCLUDING "TESTING THE WATERS" MATERIALS) AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD- LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

INVESTOR CERTIFIES THAT HE HAS READ THIS ENTIRE AGREEMENT AND THAT EVERY STATEMENT MADE BY THE INVESTOR HEREIN IS TRUE AND COMPLETE.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT, IN WHOLE OR IN PART, FOR ANY REASON OR FOR NO REASON, ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE DOLLAR AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

Commercial Strategies, Inc.

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this "*Agreement*") is entered into by and between Commercial Strategies, Inc., a Delaware corporation (hereinafter the "*Company*"), and the undersigned investor (hereinafter the "*Investor*") as of the date set forth on the signature page hereto. Any term used but not defined herein shall have the meaning set forth in the Offering Statement (as defined below).

RECITALS

WHEREAS, the Company desires to offer shares of its Series A Preferred Stock, par value $0.01 per share (the "*Shares*"), on a "best efforts" basis pursuant to Regulation CF of Section 4(a)(6) of the Securities Act of 1933, as amended (the "*Securities Act*"), at a purchase price of (x) if the Investor is a stockholder of Beyond, Inc., $5.00 per Share (the "*Existing Investor Per Share Purchase Price*"), and (y) if the Investor is not a stockholder of Beyond, Inc., $10.00 per Share (the "*New Investor Per Share Purchase Price*") (the Existing Investor Per Share Purchase Price or the New Investor Per Share Purchase Price, as applicable, the "*Per Share Purchase Price*"), for total gross proceeds of up to $1,200,000 (the "*Maximum Offering Amount*") (collectively, the "*Offering*");

WHEREAS, the Investor desires to acquire that number of Series A Shares (the "*Shares*") as set forth on the signature page hereto at the purchase price set forth herein; and

WHEREAS, the Offering will terminate on the earlier of (i) October 15, 2025 (the "Offering Deadline"), (ii) the date on which the Maximum Offering Amount is sold or (iii) when the Company's board of directors elects to terminate the Offering (in each such case, the "*Termination Date*").

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

AGREEMENT

1.   Subscription for Shares.

1.1   Subscription; Payment. The Investor hereby irrevocably subscribes for and agrees to purchase the number of Shares set forth on the signature page hereto at the applicable Per Share Purchase Price, upon the terms and conditions set forth herein (the "*Subscription*"). The aggregate purchase price for the Shares with respect to each Investor (the "*Purchase Price*") is payable in the manner provided in <u>Section 2</u> below. The minimum purchase requirement by the Investor is $100; however, the Company may waive the minimum purchase requirement on a case-by-case basis in its sole discretion.

1.2   Qualification; Closing. The Investor understands that the Shares are being offered pursuant to the Offering Statement on Form C dated April 24, 2025, and all exhibits thereto filed with the U.S. Securities and Exchange Commission (the "*SEC*") on April 24, 2025,

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(collectively, the "*Offering Statement*"). The Investor's funds will be held in escrow by tZERO Securities, LLC ("*Escrow Agent*") until the Target Offering Amount has been met or exceeded and a subsequent closing has occurred. Once the Target Offering Amount (as defined below) has been met, the Company may elect to undertake rolling closings, or an early closing pursuant to the terms of the Offering Statement (each, a "*Closing*"). As a result, not all investors will receive their Shares on the same date.

       1.3   Acceptance. This Subscription for the Shares may be accepted or rejected in whole or in part, for any reason or for no reason, at any time prior to the Termination Date, by the Company at its sole and absolute discretion. In addition, the Company, at its sole and absolute discretion, may allocate to Investor only a portion of the number of the Shares that Investor has subscribed for hereunder. The execution of this Agreement by the Investor is not determinative of whether this Subscription is accepted (whether in whole or in part) or rejected. The Company or tZERO Securities, LLC (the "Intermediary") will notify Investor in writing whether this Subscription is accepted (whether in whole or in part) or rejected. If the Investor's Subscription is rejected, the Investor's payment (or portion thereof if partially rejected) will be returned to Investor without interest and all of Investor's obligations hereunder shall terminate. In the event of rejection of this Subscription in its entirety, or in the event the sale of the Shares (or any portion thereof) to an Investor is not consummated for any reason, this Agreement shall have no force or effect, except for Section 6 hereof, which shall remain in full force and effect.

       1.4   Offering Limits. The aggregate number of Shares sold shall not exceed 240,000. The minimum required Offering amount is $250,000 (the "*Target Offering Amount*"). The Company may accept subscriptions until the Termination Date. The Company may elect at any time to close all or any portion of the Offering, on various dates at or prior to the Termination Date.

       1.5   Transferees. The terms of this Agreement shall be binding upon the Investor and its permitted transferees, heirs, successors and assigns (collectively, the "*Transferees*"); *provided, however*, that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge and agree to be bound by the "market stand-off" agreement in Section 5.1. The Company shall not record any transfer of Shares on its books unless and until such Transferee shall have complied with the terms of this Section 1.5.

       2.   Payment and Purchase Procedure. The Purchase Price shall be paid simultaneously with Investor's Subscription and held by the Escrow Agent until (i) a closing has occurred, (ii) this Subscription is rejected, or (iii) the Offering has been terminated. Investor shall deliver payment for the aggregate Purchase Price of the Shares by credit card, ACH deposit or by wire transfer as outlined in Section 2.3 below. The Investor acknowledges that, in order to subscribe for Shares, the Investor must fully comply with the purchase procedure requirements set forth in Section 2.3 below.

       2.1   Subscription Acceptance. If this Subscription is accepted by the Company, the Investor agrees to comply fully with the terms of this Agreement and all other applicable documents or instruments of the Company. This Subscription shall not be deemed accepted by the Company until written notice is provided to the Investor. The Investor further agrees to execute any other necessary documents or instruments in connection with this Subscription and the Investor's purchase of the Shares.

2.2   Subscription Rejection. In the event that this Subscription is rejected in full or the Offering is terminated, payment made by the Investor for the Shares will be refunded to the Investor without interest and without deduction, and all of the obligations of the Investor hereunder shall terminate. To the extent that this Subscription is rejected in part, the Company shall refund to the Investor any payment made by the Investor to the Company with respect to the rejected portion of this Subscription without interest and without deduction, and all of the obligations of Investor hereunder shall remain in full force and effect except for those obligations with respect to the rejected portion of this Subscription, which shall terminate.

2.3   Purchase Procedure. The Investor acknowledges that, in order to subscribe for the Shares, the Investor must, and the Investor does hereby, deliver to the Company (a) a fully completed and executed counterpart of the signature page attached to this Agreement, and (b) payment for the aggregate Purchase Price in the amount set forth on the signature page attached to this Agreement. In addition, if the Investor desires to purchase the Shares at the Existing Investor Per Share Purchase Price, the Investor agrees, upon request, to provide an account statement from Beyond, Inc.'s transfer agent or from the Investor's broker, in form and substance satisfactory to the Company, evidencing the Investor's beneficial ownership of shares of common stock of Beyond, Inc. as of April 1, 2025. Investor agrees that if it has requested to purchase the Shares at the Existing Investor Per Share Purchase Price and the Company is unable to verify the Investor's beneficial ownership of shares of common stock of Beyond, Inc. as of April 1, 2025, the Company will reject the Investor's investment commitment in full. Following such rejection, the Investor may elect to subscribe to the Offering at the New Investor Per Share Purchase Price. Payment may be made by either wire, credit card or ACH deposit. The transactions contemplated hereby will be completed electronically through the Intermediary's platform.

3.   Representations and Warranties of the Company. The Company represents and warrants to Investor that the following representations and warranties are true and complete in all material respects as of the date of each Closing:

3.1   Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Agreement, the Shares and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

3.2   Valid Issuance of Shares. The issuance, sale and delivery of the Shares in accordance with this Agreement have been duly authorized by all necessary corporate action on the part of the Company, and the Shares, when issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement, will be duly and validly issued, fully paid and nonassessable.

3.3   Authorization. The acceptance by the Company of this Agreement and the consummation of the transactions contemplated hereby are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon the Company's acceptance of this Agreement, this Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (c) with respect to provisions relating to indemnification and contribution, as limited by the Company's certificate of incorporation, as amended, bylaws and the Delaware General Corporation Law (the "*DGCL*").

4.   Representations and Warranties of Investor. By subscribing to the Offering, Investor (and, if Investor is purchasing the Shares subscribed for hereby in a fiduciary capacity, the person or persons for whom Investor is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects, as of the date of each Closing in which the Investor is participating:

4.1   Authorization. Investor has all necessary power and authority under all applicable provisions of law to subscribe to the Offering, to execute and deliver this Agreement and to carry out the provisions thereof. All actions on Investor's part required for the lawful subscription to the Offering have been or will be effectively taken prior to the Closing. Upon subscribing to the Offering, this Agreement will be a valid and binding obligation of Investor, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

4.2   Disclosure of Information. Investor acknowledges the public availability of the Company's Offering Statement on Form C which can be viewed on the SEC's Edgar Database at www.sec.gov, under the CIK number 0002061269. In the Company's Offering Statement, it makes clear the terms and conditions of the Offering of the Shares, and the risks associated therewith are described. The Investor has had an opportunity to discuss the Company's business, management and financial affairs with the management of the Company and has had the opportunity to review the Company's offering materials. Investor has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this Subscription. Investor acknowledges that except as set forth herein, no representations or warranties have been made to Investor, or to Investor's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

4.3   Investment Experience; Investor Determination of Suitability. The Investor has sufficient experience in financial and business matters to be capable of utilizing such information to evaluate the merits and risks of Investor's investment in the Shares, and to make an

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informed decision relating thereto. Alternatively, the Investor has utilized the services of a purchaser representative and together they have sufficient experience in financial and business matters that they are capable of utilizing such information to evaluate the merits and risks of Investor's investment in the Shares, and to make an informed decision relating thereto. Investor has evaluated the risks of an investment in the Shares, including those described in the section of the Offering Statement entitled "Risk Factors," and has determined that the investment is suitable for Investor. Investor has adequate financial resources for an investment of this character. The Investor could bear a complete loss of Investor's investment in the Company.

4.4   No Registration.   Investor understands that the Shares are not being registered under the Securities Act on the ground that the issuance is exempt under Regulation CF of Section 4(a)(6) of the Securities Act, and that reliance on such exemption is predicated in part on the truth and accuracy of Investor's representations and warranties, and those of the other purchasers of the Shares, in the Offering. Investor further understands that, at present, the Company is offering the Shares solely by members of its management and board of directors. However, the Company has engaged the Intermediary, a broker-dealer registered with the SEC and a member of Financial Industry Regulatory Authority ("*FINRA*"), to perform certain administrative and compliance related functions in connection with the Offering, but not for underwriting or placement agent services. The Investor covenants not to sell, transfer or otherwise dispose of any Shares unless such Shares have been registered under the applicable state securities laws in which the Shares are sold, or unless exemptions from such registration requirements are otherwise available.

4.5   Illiquidity and Continued Economic Risk.   Investor acknowledges and agrees that there is no ready public market for the Shares and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Shares on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended (the "*Exchange Act*")) with respect to facilitating trading or resale of the Shares. Investor must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Shares.

4.6   Accredited Investor Status or Investment Limits.   Investor represents that either: (i) Investor is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; or (ii) the Purchase Price, together with any other amounts previously used to purchase the Shares in the Offering and any other amounts used to purchase securities from other issuers being offered in reliance upon Regulation CF, does not exceed the limits specified in Rule 100(a)(2) or Regulation CF[1]. Investor represents that to the extent it has any questions with

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[1] Where the purchaser is not an accredited investor, the aggregate amount of securities sold to such an investor across all issuers in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the 12-month period preceding the date of such transaction, including the securities sold to such investor in such transaction, shall not exceed:

(i)   The greater of $2,500, or 5 percent of the greater of the investor's annual income or net worth, if either the investor's annual income or net worth is less than $124,000; or

(ii)   (ii) Ten percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $124,000, if both the investor's annual income and net worth are equal to or more than $124,000.

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respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

4.7   Stockholder Information. Within five (5) days after receipt of a request from the Company, Investor hereby agrees to provide such information with respect to its status as a stockholder (or potential stockholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject, including, without limitation, the need to determine the accredited investor status of the Company's stockholders. Investor further agrees that in the event it transfers any Shares, it will require the transferee of such Shares to agree to provide such information to the Company as a condition of such transfer.

4.8   Valuation; Arbitrary Determination of Per Share Purchase Price by the Company. Investor acknowledges that the Per Share Purchase Price of the Shares to be sold in the Offering was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Investor further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that Investor's investment will bear a lower valuation.

4.9   Domicile. Investor maintains Investor's domicile (and is not a transient or temporary resident) at the address provided with Investors Subscription.

4.10   Foreign Investors. Unless otherwise approved in writing by the Company, the Company will not accept investments from any potential investor that is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended).

4.11   Fiduciary Capacity. If Investor is purchasing the Shares in a fiduciary capacity for another person or entity, including without limitation a corporation, partnership, trust or any other entity, the Investor has been duly authorized and empowered to execute this Agreement and all other subscription documents. Upon request of the Company, Investor will provide true, complete and current copies of all relevant documents creating the Investor, authorizing its investment in the Company and/or evidencing the satisfaction of the foregoing.

4.12   Accuracy of Disclosures. The personal, business and financial information provided by the Investor to the Company along with this Agreement or through any online website is complete and accurate, and presents a true statement of the Investor's financial condition. The Investor further sets forth statements upon which reliance can be made to determine the suitability of the Investor to purchase the Shares.

4.13   Intermediary Educational Materials. Investor has reviewed the Intermediary's educational materials delivered pursuant to Rule 302(b) of Regulation CF and understands that the entire amount of his or her investment may be lost, and Investor is in a financial condition to bear the loss of the investment.

4.14   Cancelling an Investment Commitment. As described in further detail in the Offering Statement, the Investor understands there are restrictions on the Investor's ability to cancel an investment commitment and obtain a return of his or her investment.

4.15   Resale Restrictions. Investor understands it may be difficult for the investor to resell securities acquired in reliance on section 4(a)(6) of the Securities Act.

4.16   Investment Risk. Investor understands investing in securities offered and sold in reliance on Section 4(a)(6) of the Securities Act involves risk, and the investor should not invest any funds in an offering made in reliance on Section 4(a)(6) of the Securities Act unless he or she can afford to lose the entire amount of his or her investment.

4.17   Affiliate and Employee Status. Investor represents that it is not (i) an affiliate of the Company or (ii) an employee of the Company or Beyond, Inc. Investor understands and agrees that an "affiliate" is a person or entity who directly or indirectly controls, is controlled by, or is under common control with the Company or who has the power to influence the management or policies of the Company through ownership of the Company or other means.

5.   Investor Restrictions.

5.1   "Market Stand-Off" Agreement. To the extent requested by the Company or an underwriter of securities of the Company, the Investor and any Transferee thereof (each, a "*Stockholder*"), shall not, without the prior written consent of the managing underwriters in the IPO (as defined below), offer, sell, make any short sale of, grant or sell any option for the purchase of, lend, pledge, otherwise transfer or dispose of (directly or indirectly), enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership (whether any such transaction is described above or is to be settled by delivery of Securities or other securities, in cash, or otherwise), any Shares or other shares of stock of the Company then owned by such Stockholder, or enter into an agreement to do any of the foregoing, for up to 180 days following the effective date of the registration statement of the initial public offering of the Company (the "*IPO*") filed under the Securities Act. For purposes of this Section 5, "Company" includes any wholly owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 5 and may impose stop transfer instructions with respect to the Shares and such other shares of stock of each Stockholder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Stockholder shall enter into any agreement reasonably required by the underwriters to the IPO to implement the foregoing within any reasonable timeframe so requested. The underwriters for any IPO are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions of this Section 5 as though they were parties hereto.

6.   Governing Law; Jurisdiction; Waiver of Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of the Offering Statement, including, without limitation, this Agreement, shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any documents included within the Offering Statement (whether brought against a party hereto, its affiliates or their respective employees, directors, officers, shareholders, members, partners, affiliates, representatives, agents, successors or assigns) shall be commenced exclusively in the state and

US-DOCS\157841326.9

federal courts sitting in the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the documents included within the Offering Statement), and hereby irrevocably waives, and agrees not to assert in any action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party hereto shall commence an action or proceeding to enforce any provisions of the documents included within the Offering Statement, then the prevailing party in such action or proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act and does not apply to claims arising under the federal securities laws. Accordingly, the exclusive forum provision will not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and the Investor cannot waive Investor's compliance with these laws, rules, and regulations.

IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

This waiver of jury trial does not waive compliance with federal securities laws and the rules and regulations promulgated thereunder. Accordingly, this jury trial waiver provision will not relieve the Company of its duties to comply with federal securities laws and the rules and regulations thereunder, and the Investor cannot waive the Company's compliance with these laws, rules, and regulations.

7.   <u>Survival of Representations and Indemnity</u>. The representations, warranties and covenants made by the Investor and the rights and agreements set forth in <u>Section</u> 5, <u>Section 6</u> and this <u>Section 7</u> herein shall survive any termination of this Agreement. The Investor agrees to indemnify and hold harmless the Company, its affiliates and their respective employees, directors, officers, stockholders, partners, affiliates, representatives, agents, successors or assigns, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or

warranty or breach of failure by Investor to comply with any covenant or agreement made by Investor herein or in any other document furnished by Investor to any of the foregoing in connection with this transaction.

8.   Notices. Notice, requests, demands and other communications relating to this Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed on the date of such delivery to the address of the respective parties as follows, if to the Company, to Commercial Strategies, Inc., 433 W. Ascension Way, Suite 300, Murray, Utah 84123, Attention: Corporate Secretary, with a copy (which shall not constitute notice) to Latham & Watkins LLP, 1271 Avenue of the Americas, New York, New York 10020, Attention: Benjamin J. Cohen; and if to the Investor, at Investor's address supplied in connection with this Subscription, or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by email shall be confirmed by letter given in accordance with (a) or (b) above. All notices and communications to be given or otherwise made to Investor shall be deemed to be sufficient if sent by email to such address provided by Investor on the signature page of this Agreement. Unless otherwise specified in this Agreement, Investor shall send all notices or other communications required to be given hereunder to the Company by email to Melissa Smith, Corporate Secretary of the Company (melismith@beyond.com) followed by a copy via FedEx or other national overnight courier service. Any such notice or communication shall be deemed to have been delivered and received on the first business day following that on which the e-mail has been sent (assuming that there is no error in delivery). As used in this Section 8, the term "business day" shall mean any day other than a day on which banking institutions in the State of New York are legally closed for business.

9.   Miscellaneous.

9.1   Successors and Assigns. Other than as set forth herein, this Agreement is not transferable or assignable by Investor. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

9.2   Amendment. None of the provisions of this Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

9.3   Severability. In the event any part of this Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement. The invalidity, illegality or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

9.4   Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties, if any, with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

9.5   Third-Party Beneficiaries. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person; provided, however, that the Intermediary may rely on any representations and warranties made by the Investor herein.

9.6   Captions; Pronouns. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

9.7   Attorneys' Fees. In the event that either party hereto shall commence any suit, action or other proceeding to interpret this Agreement, or determine to enforce any right or obligation created hereby, then such party, if it prevails in such action, shall recover its reasonable costs and expenses incurred in connection therewith, including, but not limited to, reasonable attorney's fees and expenses and costs of appeal, if any.

9.8   Counterparts. This Agreement may be executed in one or more counterparts. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

10.   Consent to Electronic Delivery.

10.1   Delaware Stockholder Notices. The Investor consents to the delivery of any stockholder notice pursuant to the DGCL, as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) to such email address provided by the Investor on the signature page of this Agreement, as updated from time to time by notice to the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected email address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. The Investor agrees to promptly notify the Company of any change in its email address, and that failure to do so shall not affect the foregoing.

10.2   Other Notices and Information. The Investor hereby agrees that the Company may deliver all SEC reports, including offering statements, exhibits, supplements, U.S., Canadian or other non-U.S. legends, notices, financial statements, valuations, reports, reviews, analyses or other materials, and any and all other documents, information and communications concerning the affairs of the Company and its investments, including, without limitation, information about the investment required or permitted to be provided to the Investor with respect

12

to the Shares, to the fullest extent permitted by law, by means of email or by posting on an electronic message board or by other means of electronic communication. The Investor hereby consents to receive from the Company electronically all documents, communications, notices, contracts, and agreements arising from or relating in any way to the Investor's or the Company's rights, obligations or services under this Agreement including materials or information made available to Investor in connection with the Offering over the web-based platform maintained by the Intermediary (each a "*Disclosure*"). The decision to do business with the Company electronically is the Investor's decision. This Agreement informs the Investor of its rights concerning Disclosures. In so consenting, Investor acknowledges that email messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. The Investor also acknowledges that an email from the Company may be accessed by recipients other than the Investor and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. Neither the Company, nor any of its affiliates nor any of their respective officers, directors, employees, consultants, contracts, affiliates, agents, representatives, affiliates, successors or assigns, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act (collectively, the "*Company Parties*"), gives any warranties in relation to these matters. Investor further understands and agrees to each of the following: (a) other than with respect to tax documents in the case of an election to receive paper versions, none of the Company Parties will be under any obligation to provide Investor with paper versions of any Communications; (b) electronic Communications may be provided to Investor via e-mail or a website of a Company Party upon written notice of such website's internet address to such Investor. In order to view and retain the Communications, the Investor's computer hardware and software must, at a minimum, be capable of accessing the Internet, with connectivity to an internet service provider or any other capable communications medium, and with software capable of viewing and printing a portable document format ("*PDF*") file created by Adobe Acrobat. Further, the Investor must have a personal e-mail address capable of sending and receiving e-mail messages to and from the Company Parties. To print the documents, the Investor will need access to a printer compatible with his or her hardware and the required software; (c) if these software or hardware requirements change in the future, a Company Party will notify the Investor through written notification. To facilitate these services, the Investor must provide the Company with his or her current e-mail address and update that information as necessary. Unless otherwise required by law, the Investor will be deemed to have received any electronic Communications that are sent to the most current e-mail address that the Investor has provided to the Company in writing; (d) none of the Company Parties will assume liability for non-receipt of notification of the availability of electronic Communications in the event the Investor's e-mail address on file is invalid; the Investor's e-mail or Internet service provider filters the notification as "spam" or "junk mail"; there is a malfunction in the Investor's computer, browser, internet service or software; or for other reasons beyond the control of the Company Parties; and (e) solely with respect to the provision of tax documents by a Company Party, the Investor agrees to each of the following: (i) if the Investor does not consent to receive tax documents electronically, a paper copy will be provided, and (ii) the Investor's consent to receive tax documents electronically continues for every tax year of the Company until the Investor withdraws its consent by notifying the Company in writing.

10.3   <u>tZERO Securities</u>. The Investor (a) disclaims and disavows any reliance upon tZERO Securities, LLC or its officers, directors, employees, attorneys or affiliates in connection with the Offering and related agreements documenting the sale of the Shares in the Offering; (b) covenants and agrees it relied solely on its own independent investigation before entering into this Agreement; (c) covenants and agrees that all claims, obligations, liabilities, demands or causes of action that may be based upon, arise under or relate to the agreements documenting the sale of Shares in the Offering or the negotiation, execution or performance of the same may be made only against the Company; (d) waives and releases all liabilities, claims, demands, causes of action and obligations against tZERO Securities, LLC or its officers, directors, employees, attorneys or affiliates in connection with the agreements documenting the sale of the Shares in the Offering and any transactions contemplated thereby; and (e) agree that tZERO Securities, LLC will be a third party beneficiary of this Section 10.3 and all representations made by the Investor in this Agreement. tZERO Securities, LLC will not have any rights or obligations in connection with the Offering other than those expressly provided in the Offering Statement.

<p align="center">[Signature page follows]</p>

Commercial Strategies, Inc.

IN WITNESS WHEREOF, the undersigned has executed this Agreement on the date set forth below.

Description of Securities Purchased

(Offering type)	(Name, Class, and Par Value of the Securities)
(Issuer name and Jurisdiction, and Sponsors (if any))	(Date of Subscription)
(Number of Securities Purchased)	(Date and Time by which the Investor may cancel its investment commitment (if any))
(Price Per Security)	(Link to Offering Materials (if any))
(Aggregate Purchase Price)	(Traditional, Digitally Enhanced Security or Digital Asset Security)

☐   Check here if you were stockholder of record of Beyond, Inc.'s common stock at the close of business on April 1, 2025.

Important Note: For purposes of this Agreement, the "Investor" is the person or entity for whose account the subscription is being made to purchase the Securities. Another person or entity with investment authority may execute this Agreement on behalf of the Investor, but should indicate the capacity in which it is doing so and the name of the Investor. In all cases, the person or entity actually making the investment decision to purchase the Securities should complete and sign this Agreement. For example, if the Investor purchasing the Securities is a retirement plan for which investments are directed or made by a third-party trustee, then that third party trustee must complete this Agreement rather than the beneficiaries under the retirement plan. This also applies to trusts, custodial accounts and similar arrangements.

*Please only Check and Sign the appropriate signature block below. If the Investor is a natural person, then the Investor is an "**Individual**." If the Investor is not a natural person, then the Investor is an "**Entity**."*

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☐   INDIVIDUAL OR JOINT[2] INVESTORS:

(Print Name)	(Print Name)
(Signature)	(Signature)
(Email address)	(Email address)
(Address)	(Address)
(Telephone Number)	(Telephone Number)
(Social Security Number)	(Social Security Number)

Investor Signature Page to Subscription Agreement

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[2] If joint investors, the other authorized signatory on such account must also execute this Agreement.

US-DOCS\157841326.9

☐   ENTITY INVESTOR BLOCK FOR PARTNERSHIP, CORPORATION, LIMITED LIABILITY COMPANY, TRUST, CUSTODIAL ACCOUNT OR OTHER INVESTOR:

_____

(Print Name of Entity)

By:

(Signature)

_____

(Print Name and Title)

_____

(Email address)

_____

(Address)

_____

(Telephone Number)

_____

(Employer Identification Number)

_____

Investor Signature Page to Subscription Agreement

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ACCEPTANCE OF SUBSCRIPTION

(to be executed <u>only</u> by the Issuer)

The Issuer hereby accept the above application for subscription for Securities of the Issuer as of the date set forth below.

Commercial Strategies, Inc.

Name of Accepted
Individual/Joint/Entity:

Name: _____

Title: _____

Amount of Subscription Accepted:

Date: _____

$_____

#_____

Name: _____

Title: _____

Date: _____

Issuer Notice Information
(Address)
(Email)

Acceptance of Subscription by Issuer

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EXHIBIT C

Amended and Restated Certificate of Incorporation

(Attached)

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

COMMERCIAL STRATEGIES, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Commercial Strategies, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**Delaware General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Commercial Strategies, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on September 7, 2023.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of the corporation (the "**Corporation**") is

COMMERCIAL STRATEGIES, INC.

SECOND: The address, including street, number, city, and county, of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801; and the name of the registered agent of the Corporation in the State of Delaware is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity or carry on any business for which corporations may be organized under the Delaware General Corporation Law or any successor statute.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 3,005,000, 5,000 of which shall be designated as shares of Common Stock, $0.01 par value per share (the "**Common Stock**") and 3,000,000 of which shall be designated as shares of Preferred Stock, $0.01 par value per share (the "**Preferred Stock**"), all of which are hereby designated as "**Series A Preferred Stock**".

A. COMMON STOCK

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the powers, preferences and special rights of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of record of the Common Stock are entitled to one vote per share on all matters to be voted on by the Corporation's stockholders.

3.   Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor if, as and when determined by the Board of Directors of the Corporation (the "**Board of Directors**") in their sole discretion, subject to provisions of law, Section 2 of Part B of this Article Fourth, and any other provision of this Certificate of Incorporation, as amended from time to time.

B. PREFERRED STOCK

The shares of the Preferred Stock shall have the powers, preferences and special rights set forth in this Part B of this Article Fourth. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Series A Preferred Stock.

1.   Voting. The holders of record of the Preferred Stock are not entitled to vote on any matters to be voted on by the Corporation's stockholders.

2.   Dividends. The holders of shares of Preferred Stock shall be entitled to receive, out of any funds and assets legally available therefor, an annual dividend equal to the Dividend Amount (as defined below) (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) for each such share of Preferred Stock. Each annual dividend will be payable in cash on or prior to June 30 of each year (the "**Annual Dividend Date**"), with the first Annual Dividend Date being June 30, 2026. Any annual dividend will be payable by the Corporation in accordance with the preceding sentence only if and to the extent declared by the Board of Directors; *provided* that the right to receive dividends on shares of Preferred Stock pursuant to this Section 2 shall be cumulative, and shall accrue on each Annual Dividend Date even if not previously declared by the Board of Directors. Accumulations of dividends on shares of Preferred Stock shall not bear interest. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the aggregate amount of annual dividends then accrued on such share of Preferred Stock and not previously paid. The "**Dividend Amount**" means the Royalty Fee paid by Beyond, Inc. to the Corporation in respect of the preceding Royalty Period pursuant to the Exclusive Trademark License Agreement, dated as of April 16, 2025, by and between the Corporation and Beyond, Inc. (as the same may be amended from time to time) (the "**Trademark License Agreement**"), *divided by* the number of shares of Preferred Stock issued and outstanding as of the record date fixed by the Board of Directors for determining the holders

of Preferred Stock entitled to receive such dividend. Capitalized terms used in the preceding sentence and not otherwise defined herein have the meanings given to such terms in the Trademark License Agreement.

3.   Liquidation Preference.

a.   *Liquidation*. In the event of any liquidation, dissolution or winding up of the Corporation (a "**Liquidation Event**"), holders of shares of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any assets or funds of the Corporation to holders of the Common Stock, by reason of their ownership of shares of Preferred Stock, an amount per share of Preferred Stock equal to the greater of (i) the amount equal to (x) the entire assets of the Corporation legally available for distribution, *divided by* (y) the total number of shares of Common Stock and Preferred Stock of the Corporation then outstanding, or (ii) $10.00 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock), plus any annual dividends accrued pursuant to Section 2 but unpaid thereon (whether or not declared), together with any other dividends declared but unpaid thereon. If upon a Liquidation Event the assets of the Corporation lawfully available for distribution to the holders of Preferred Stock are insufficient to permit payment in full to all such holders, then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of shares of Preferred Stock ratably and in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. After the payment in full of all liquidation amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

b.   *Merger, Consolidation and Sale of Assets Not Liquidation*. For purposes of this Section 3, the merger or consolidation of the Corporation with any other company, including a merger in which the holders of Preferred Stock receive cash or property for their shares, a sale of all or substantially all of the assets of the Corporation, or any other change of control of the Corporation shall not constitute a Liquidation Event and holders of shares of Preferred Stock shall have no preferential rights connected therewith except to the extent required by applicable law; in such case, the holders of Preferred Stock shall receive an amount per share equal to the amount per share distributed to holders of shares of Common Stock on a pro rata, *pari passu* basis.

FIFTH: The Corporation is to have perpetual existence.

SIXTH: For the management of the business and for the conduct of the affairs of the Corporation, and in further definition and not in limitation of the powers of the Corporation and of its directors and of its stockholders or any class thereof, as the case may be, conferred by the State of Delaware, it is further provided that:

(a)   The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the Bylaws of the Corporation.

The phrase "whole Board" and the phrase "total number of directors" shall be deemed to have the same meaning, to wit, the total number of directors which the Corporation would have if there were no vacancies. No election of directors need be by written ballot.

(b)　　In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend, and repeal the Bylaws of the Corporation.

(c)　　The books of the Corporation may be kept at such place within or without the State of Delaware as the Bylaws of the Corporation may provide or as may be designated from time to time by the Board of Directors.

SEVENTH: The Corporation shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as the same may be amended and supplemented from time to time, indemnify and advance expenses to, (i) its directors and officers, and (ii) any person who at the request of the Corporation is or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section as amended or supplemented (or any successor), provided, however, that except with respect to proceedings to enforce rights to indemnification, the Bylaws of the Corporation may provide that the Corporation shall indemnify any director, officer or such person in connection with a proceeding (or part thereof) initiated by such director, officer or such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The Corporation, by action of its Board of Directors, may provide indemnification or advance expenses to employees and agents of the Corporation or other persons only on such terms and conditions and to the extent determined by the Board of Directors in its sole and absolute discretion. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

EIGHTH: No director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as in effect at the time such liability or limitation thereof is determined. No amendment, modification or repeal of this Article EIGHTH or adoption of any provision of this Certificate of Incorporation inconsistent with this Article EIGHTH shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment, modification, repeal or adoption. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article EIGHTH to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of the directors or officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

NINTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or this Certificate of Incorporation or the Bylaws of the Corporation or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article NINTH shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article NINTH (including, without limitation, each portion of any sentence of this Article NINTH containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

TENTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

ELEVENTH: From time to time any of the provisions of this Certificate of Incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this Certificate of Incorporation are granted subject to the provisions of this Article ELEVENTH.

* * *

3.　　　That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the Delaware General Corporation Law.

4.　　　That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 17th day of April, 2025.

By: /s/ Leah Putnam_____

Name: Leah Putnam

Title: President

EXHIBIT D

Financial Statements

(Attached)

COMMERCIAL STRATEGIES, INC.

Financial Statements (Unaudited)
For the Year Ended December 31, 2024 and for the
Period from September 7, 2023 to December 31, 2023
(With Independent Accountants' Review Report Thereon)

INDEX TO FINANCIAL STATEMENTS



KPMG LLP
Suite 1500
15 W. South Temple
Salt Lake City, UT 84101

Independent Accountants' Review Report

The Board of Directors
Commercial Strategies, Inc.:

We have reviewed the accompanying financial statements of Commercial Strategies, Inc., which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2024 and the period from September 7, 2023 to December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with U.S. generally accepted accounting principles. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Commercial Strategies, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with U.S. generally accepted accounting principles.



Salt Lake City, Utah
April 22, 2025

Commercial Strategies, Inc.
Balance Sheets (Unaudited)
December 31, 2024 and 2023

	2024	2023
Assets		
Current assets:		
Intercompany receivable, due from Parent	$ 1,000	$ 1,000
Total current assets	1,000	1,000
Total assets	$ 1,000	$ 1,000
Liabilities and Stockholders' Equity		
Total liabilities	—	—
Stockholders' equity:		
Common stock, $0.01 par value, authorized shares - 5,000, issued and outstanding - 5,000	50	50
Additional paid-in capital	950	950
Retained earnings (Accumulated deficit)	—	—
Total stockholders' equity	1,000	1,000
Total liabilities and stockholders' equity	$ 1,000	$ 1,000

See accompanying notes to unaudited financial statements and accountants' review report.

Commercial Strategies, Inc.

Statements of Operations (Unaudited)

Year Ended December 31, 2024 and Period from September 7, 2023 to December 31, 2023

	2024	2023
Net revenue	$ —	$ —
Cost of goods sold	—	—
Gross profit	—	—
Operating expenses:		
General and administrative	—	—
Total operating expenses	—	—
Operating income (loss)	—	—
Interest income (expense), net	—	—
Other income (expense), net	—	—
Income (loss) before income taxes	—	—
Provision (benefit) for income taxes	—	—
Net income (loss)	$ —	$ —

See accompanying notes to unaudited financial statements and accountants' review report.

Commercial Strategies, Inc.
Statements of Changes in Stockholders' Equity (Unaudited)
Year Ended December 31, 2024 and Period from September 7, 2023 to December 31, 2023

		2024		2023
Shares of common stock issued				
Balance at beginning of year		5,000		—
Common stock issued		—		5,000
Balance at end of year		5,000		5,000
Total shares of common stock outstanding		5,000		5,000
Common stock	$	50	$	50
Additional paid-in capital				
Balance at beginning of year	$	950	$	—
Common stock issued		—		950
Balance at end of year	$	950	$	950
Retained earnings (Accumulated deficit)				
Balance at beginning of year	$	—	$	—
Net income (loss)		—		—
Balance at end of year	$	—	$	—
Total stockholders' equity	$	1,000	$	1,000

See accompanying notes to unaudited financial statements and accountants' review report.

Commercial Strategies, Inc.
Statements of Cash Flows (Unaudited)
Year Ended December 31, 2024 and Period from September 7, 2023 to December 31, 2023

	2024	2023
Cash flows from operating activities:		
Net income (loss)	$ —	$ —
Net cash (used in) provided by operating activities	—	—
Cash flows from investing activities:		
Net cash provided by (used in) investing activities	—	—
Cash flows from financing activities:		
Net cash provided by (used in) financing activities	—	—
Net (decrease) increase in cash, cash equivalents, and restricted cash	—	—
Cash, cash equivalents, and restricted cash, beginning of year	—	—
Cash, cash equivalents, and restricted cash, end of year	$ —	$ —

See accompanying notes to unaudited financial statements and accountants' review report.

Commercial Strategies, Inc.
Notes to Financial Statements

1. NATURE OF OPERATIONS

Commercial Strategies, Inc. was incorporated on September 7, 2023, as a Delaware Corporation. The financial statements of Commercial Strategies, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Murray, Utah.

Commercial Strategies was created in order to facilitate the purchase of the corporate name for its parent entity, Beyond, Inc. (which may be referred to as the “Parent” and f/k/a Overstock.com, Inc.), who is the sole shareholder and holds 100% of the voting rights associated with the Company. On April 17, 2025, the Company amended and restated its Certificate of Incorporation to add a preferred class of stock designated as Series A Preferred Stock with no voting rights. As part of this new class of preferred shares the company will engage periodically in offerings under Regulation Crowdfunding (Reg CF). Holders of record of preferred shares will be eligible for future dividends, if any, from the licensing revenue that the Company earns from the Overstock intellectual property ("IP") of its parent, Beyond, Inc. The license agreement between the Company and Beyond, Inc is effective as of April 16, 2025 and is further described in our subsequent events note.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We have prepared the accompanying financial statements pursuant to generally accepted accounting principles in the United States ("GAAP"). Preparing financial statements requires us to make estimates and assumptions that affect the amounts that are reported in the financial statements and accompanying disclosures. Although these estimates are based on our best knowledge of current events and actions that we may undertake in the future, our actual results may be different from our estimates. The results of operations presented herein are not necessarily indicative of our results for any future period.

Use of estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in our financial statements and accompanying notes. Although these estimates are based on our best knowledge of current events and actions that we may undertake in the future, our accounting of these estimates may change from period to period. To the extent there are differences between these estimates and actual results, our financial statements may be materially affected.

Cash and cash equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024 and 2023, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Income taxes

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are

expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including projected future taxable income, scheduled reversals of our deferred tax liabilities, tax planning strategies, and results of recent operations. Our projections of future taxable income are subject to changes in how we do business, economic outlook, political climate, and other conditions such as supply chain challenges, inflation, rising interest rates, geopolitical events, and other macroeconomic conditions, and judgment is required in determining our ability to use our deferred tax assets.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying income statements. Accrued interest and penalties are included within the related tax liability line in our balance sheets.

3. BEYOND, LLC NAME ACQUISITION

On September 15, 2023, the Company acquired the Beyond, LLC corporate name, from the seller, Beyond, LLC for a purchase price of $200,000. In conjunction with the acquisition, the Company entered into a financing arrangement with Parent to finance the consideration. The Company accounted for the Beyond LLC Name Acquisition as an asset acquisition in accordance with ASC 805-50 and recorded an intangible asset. On November 6, 2023 the Company transferred the Beyond, LLC corporate name to Parent as settlement of the financing arrangement. The acquisition and financing arrangement were recorded as non-cash investing and financing activities.

4. STOCKHOLDERS' EQUITY

Common Stock

Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends declared by the Board of Directors out of funds legally available, subject to prior rights of holders of all classes of stock outstanding having priority rights as to dividends.

The Company is authorized to issue 5,000 shares of Common Stock at $0.01 par value. As of December 31, 2024 and 2023, 5,000 shares have been issued and were outstanding.

5. RELATED PARTY TRANSACTIONS

On September 7, 2023 the Company issued 5,000 shares of Common Stock to our Parent in a non-cash investing activity. As a result, our Parent owns 100% of our outstanding Common Stock and is the sole owner of voting rights.

As described in the 3. Beyond, LLC Name Acquisition footnote above, the Company purchased the Beyond, LLC name from a third party that was financed by our Parent for $200,000. On November 6, 2023, we transferred the right to the Beyond name for $200,000 in full settlement of the financing arrangement.

As described in the 8. Subsequent Events footnote below, in April 2025, the Company has entered into several transactions with its parent, Beyond, Inc. including the Trademark Assignment Agreement, Exclusive Trademark License Agreement, and Master Shared Services Agreement.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024 and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. GOING CONCERN

The Company exists as a wholly owned subsidiary of Beyond, Inc., which is publicly traded under the ticker "BYON" on the NYSE. As a wholly owned subsidiary that engages in activities on behalf of its parent and receives compensation in turn. As a result, the Company is reliant on its Parent's ability to sustain operations and the financial statements have been prepared on a going concern basis.

8. SUBSEQUENT EVENTS

On April 17, 2025, the Company amended and restated its Certificate of Incorporation to authorize 3,000,000 shares of a preferred stock ("Series A Preferred Stock") with a par value of $0.01 per share, that will be used periodically in offerings under Regulation Crowdfunding (Reg CF). The Series A Preferred Stock carry no voting power. The Series A Preferred Stock allows for an annual dividend that is derived from the Company's licensing of IP to Beyond, Inc. The board will convene annually to announce the dividend and subsequent payment, if any. Holders of record at the time the board declares the dividend will be entitled to payment which will happen no later than June 30th of each year.

In April 2025, the Company entered into several related party transactions with its parent, Beyond, Inc. as detailed below:

Trademark Assignment Agreement

On April 16, 2025, we entered into a Trademark Assignment Agreement (Assignment Agreement) with Beyond, Inc. Under the terms of the Assignment Agreement, we desired to acquire from Beyond all of Beyond's right, title and interest in certain Overstock Trademarks and Beyond was willing to convey all of its right, title and interest in the Overstock Trademarks.. The Overstock Trademarks were sold, assigned and transferred in consideration of the license agreement granted back to Beyond, Inc. pursuant to the Trademark License Agreement, as described below. The Assignment Agreement was accounted for at historical cost of $0 as a Common Control Transaction in accordance with ASC 805-50.

Exclusive Trademark License Agreement

On April 16, 2025, we entered into an Exclusive Trademark License Agreement (License Agreement) with Beyond, Inc. The royalty is based on U.S. Net Revenue that Beyond, Inc. generates from its operation of the Overstock.com website. Beyond, Inc. will reimburse the Company quarterly for all reasonable out-of-pocket costs and expenses incurred by the

Company in connection with the maintenance of the registrations of the Licensed Marks during the license term. This Agreement may be terminated upon written agreement of Beyond, inc. and us. The Exclusive License Agreement will be accounted for in accordance with ASC 606-10-55. The Royalty Fee is calculated as shares outstanding divided by shares authorized multiplied by 1% of Overstock.com Net Sales. Payment of the royalty will be paid to the Company no later than 2 months after the completion of Beyond, Inc.'s independent audit.

Master Services Agreement

On April 16, 2025, we entered into a Master Services Agreement (Service Agreement) with Beyond, Inc. Under the terms of the Service Agreement, we will provide tokenization, investment, and administrative services. Under the service agreement the Company will agree as to the fees charged by us to the Beyond, Inc. Quarterly payments will be made to us to cover our annual operating expenses.

COMMERCIAL STRATEGIES, INC.

Financial Statements (Unaudited)
For the Period Ended December 31, 2023
(With Independent Accountants Review Report Thereon)

INDEX TO UNAUDITED FINANCIAL STATEMENTS



KPMG LLP
Suite 1500
15 W. South Temple
Salt Lake City, UT 84101

Independent Accountants' Review Report

The Board of Directors
Commercial Strategies, Inc.:

We have reviewed the accompanying financial statements of Commercial Strategies, Inc., which comprise the balance sheets as of December 31, 2023, and the related statement of operations, changes in stockholders' equity, and cash flows for the period from September 7, 2023 to December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with U.S. generally accepted accounting principles. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Commercial Strategies, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with U.S. generally accepted accounting principles.



Salt Lake City, Utah
April 22, 2025


Commercial Strategies, Inc.
Balance Sheet (Unaudited)
December 31, 2023


	December 31, 2023
Assets	
Current assets:	
Intercompany receivable, due from Parent	1,000
Total current assets	1,000
Total assets	$ 1,000
Liabilities and Stockholders' Equity	
Total liabilities	—
Stockholders' equity:	
Common stock, $0.01 par value, authorized shares - 5,000, issued and outstanding - 5,000	50
Additional paid-in capital	950
Retained earnings (Accumulated deficit)	—
Total stockholders' equity	1,000
Total liabilities and stockholders' equity	$ 1,000


See accompanying notes to unaudited financial statements and accountants' review report.


Commercial Strategies, Inc.

Statement of Operations (Unaudited)

Period from September 7, 2023 to December 31, 2023

	Year Ended December 31, 2023
Net revenue	$ —
Cost of goods sold	—
Gross profit	—
Operating expenses:	
General and administrative	—
Total operating expenses	—
Operating income (loss)	—
Interest income (expense), net	—
Other income (expense), net	—
Income (loss) before income taxes	—
Provision (benefit) for income taxes	—
Net income (loss)	$ —

See accompanying notes to unaudited financial statements and accountants' review report.

Commercial Strategies, Inc.
Statement of Changes in Stockholders' Equity (Unaudited)
Period from September 7, 2023 to December 31, 2023

	Year Ended December 31, 2023
Stockholders' equity	
Shares of common stock issued	
Balance at beginning of year	—
Common stock issued	5,000
Balance at end of year	5,000
Total shares of common stock outstanding	5,000
Common stock	$ 50
Additional paid-in capital	
Balance at beginning of year	$ —
Common stock issued	950
Balance at end of year	$ 950
Retained earnings (Accumulated deficit)	
Balance at beginning of year	$ —
Net income (loss)	—
Balance at end of year	$ —
Total stockholders' equity	$ 1,000

See accompanying notes to unaudited financial statements and accountants' review report.

Commercial Strategies, Inc.
Statement of Cash Flows (Unaudited)
Period from September 7, 2023 to December 31, 2023

| | Year Ended December 31, |
	2023
Cash flows from operating activities:	
Net income (loss)	$ —
Net cash (used in) provided by operating activities	—
Cash flows from investing activities:	
Net cash provided by (used in) investing activities	—
Cash flows from financing activities:	
Net cash provided by (used in) financing activities	—
Net (decrease) increase in cash, cash equivalents, and restricted cash	—
Cash, cash equivalents, and restricted cash, beginning of year	—
Cash, cash equivalents, and restricted cash, end of year	$ —

See accompanying notes to unaudited financial statements and accountants' review report.

Commercial Strategies, Inc.
Notes to Financial Statements

1. NATURE OF OPERATIONS

Commercial Strategies, Inc. was incorporated on September 7, 2023, as a Delaware Corporation. The financial statements of Commercial Strategies, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Murray, Utah.

Commercial Strategies was created in order to facilitate the purchase of the corporate name for its parent entity, Beyond, Inc. (which may be referred to as the “Parent” and f/k/a Overstock.com, Inc.), who is the sole shareholder and holds 100% of the voting rights associated with the Company. On April 17, 2025, the Company amended and restated its Certificate of Incorporation to add a preferred class of stock designated as Series A Preferred Stock with no voting rights. As part of this new class of preferred shares the company will engage periodically in offerings under Regulation Crowdfunding (Reg CF). Holders of record of preferred shares will be eligible for future dividends, if any, from the licensing revenue that the Company earns from the Overstock intellectual property ("IP") of its parent, Beyond, Inc. The license agreement between the Company and Beyond, Inc is effective as of April 16, 2025 and is further described in our subsequent events note.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We have prepared the accompanying financial statements pursuant to generally accepted accounting principles in the United States ("GAAP"). Preparing financial statements requires us to make estimates and assumptions that affect the amounts that are reported in the financial statements and accompanying disclosures. Although these estimates are based on our best knowledge of current events and actions that we may undertake in the future, our actual results may be different from our estimates. The results of operations presented herein are not necessarily indicative of our results for any future period.

Use of estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in our financial statements and accompanying notes. Although these estimates are based on our best knowledge of current events and actions that we may undertake in the future, our accounting of these estimates may change from period to period. To the extent there are differences between these estimates and actual results, our financial statements may be materially affected.

Cash and cash equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Income taxes

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are

expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including projected future taxable income, scheduled reversals of our deferred tax liabilities, tax planning strategies, and results of recent operations. Our projections of future taxable income are subject to changes in how we do business, economic outlook, political climate, and other conditions such as supply chain challenges, inflation, rising interest rates, geopolitical events, and other macroeconomic conditions, and judgment is required in determining our ability to use our deferred tax assets.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying income statement. Accrued interest and penalties are included within the related tax liability line in our balance sheet.

3. BEYOND LLC, NAME ACQUISITION

On September 15, 2023, the Company acquired the Beyond, LLC corporate name, from the seller, Beyond, LLC for a purchase price of $200,000. In conjunction with the acquisition, the Company entered into a financing arrangement with Parent to finance the consideration. The Company accounted for the Beyond LLC Name Acquisition as an asset acquisition in accordance with ASC 805-50 and recorded an intangible asset. On November 6, 2023 the Company transferred the Beyond, LLC corporate name to Parent as settlement of the financing arrangement. The acquisition and financing arrangement were recorded as non-cash investing and financing activities.

4. STOCKHOLDERS' EQUITY

Common Stock

Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends declared by the Board of Directors out of funds legally available, subject to prior rights of holders of all classes of stock outstanding having priority rights as to dividends.

The Company is authorized to issue 5,000 shares of Common Stock at $0.01 par value. As of December 31, 2023, 5,000 shares have been issued and were outstanding.

5. RELATED PARTY TRANSACTIONS

On September 7, 2023 the Company issued 5,000 shares of Common Stock to our Parent in a non-cash investing activity. As a result, our Parent owns 100% of our outstanding Common Stock and is the sole owner of voting rights.

As described in the 3. Beyond, LLC Name Acquisition footnote above, the Company purchased the Beyond, LLC name from a third party that was financed by our Parent for $200,000. On November 6, 2023, we transferred the right to the Beyond name for $200,000 in full settlement of the financing arrangement.

As described in the 8. Subsequent Events footnote below, in April 2025, the Company has entered into several transactions with its parent, Beyond, Inc. including the Trademark Assignment Agreement, Exclusive Trademark License Agreement, and Master Shared Services Agreement.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. GOING CONCERN

The Company exists as a wholly owned subsidiary of Beyond, Inc., which is publicly traded under the ticker "BYON" on the NYSE. As a wholly owned subsidiary that engages in activities on behalf of its parent and receives compensation in turn. As a result, the Company is reliant on its Parent's ability to sustain operations and the financial statements have been prepared on a going concern basis.

8. SUBSEQUENT EVENTS

On April 17, 2025, the Company amended and restated its Certificate of Incorporation to authorize 3,000,000 shares of a preferred stock ("Series A Preferred Stock") with a par value of $0.01 per share, that will be used periodically in offerings under Regulation Crowdfunding (Reg CF). The Series A Preferred Stock carry no voting power. The Series A Preferred Stock allows for an annual dividend that is derived from the Company's licensing of IP to Beyond, Inc. The board will convene annually to announce the dividend and subsequent payment, if any. Holders of record at the time the board declares the dividend will be entitled to payment which will happen no later than June 30th of each year.

In April 2025, the Company entered into several related party transactions with its parent, Beyond, Inc. as detailed below:

Trademark Assignment Agreement

On April 16, 2025, we entered into a Trademark Assignment Agreement (Assignment Agreement) with Beyond, Inc. Under the terms of the Assignment Agreement, we desired to acquire from Beyond all of Beyond's right, title and interest in certain Overstock Trademarks and Beyond was willing to convey all of its right, title and interest in the Overstock Trademarks.. The Overstock Trademarks were sold, assigned and transferred in consideration of the license agreement granted back to Beyond, Inc. pursuant to the Trademark License Agreement, as described below. The Assignment Agreement was accounted for at historical cost of $0 as a Common Control Transaction in accordance with ASC 805-50.

Exclusive Trademark License Agreement

On April 16, 2025, we entered into an Exclusive Trademark License Agreement (License Agreement) with Beyond, Inc. The royalty is based on U.S. Net Revenue that Beyond, Inc. generates from its operation of the Overstock.com website. Beyond, Inc. will reimburse the Company quarterly for all reasonable out-of-pocket costs and expenses incurred by the Company in connection with the maintenance of the registrations of the Licensed Marks during the license term. This

Agreement may be terminated upon written agreement of Beyond, inc. and us. The Exclusive License Agreement will be accounted for in accordance with ASC 606-10-55. The Royalty Fee is calculated as shares outstanding divided by shares authorized multiplied by 1% of Overstock.com Net Sales. Payment of the royalty will be paid to the Company no later than 2 months after the completion of Beyond, Inc.'s independent audit.

Master Services Agreement

On April 16, 2025, we entered into a Master Services Agreement (Service Agreement) with Beyond, Inc. Under the terms of the Service Agreement, we will provide tokenization, investment, and administrative services. Under the service agreement the Company will agree as to the fees charged by us to the Beyond, Inc. Quarterly payments will be made to us to cover our annual operating expenses.

<u>**EXHIBIT E**</u>

Press Release of Beyond, Inc., dated March 24, 2025

(Attached)



Beyond, Inc. Announces First-Ever Anniversary 'O' Event to Celebrate the Launch of the Overstock 'O' Digital Asset Security on the tZERO Platform

2025-03-24

MURRAY, Utah--(BUSINESS WIRE)-- Beyond, Inc. (NYSE:BYON), owner of Bed Bath & Beyond, Overstock, and buybuy BABY is excited to announce the launch of the first ever Overstock Anniversary 'O' Event, a celebration commemorating Overstock's founding in the spring of 1999. In addition to great customer deals, our subsidiary, Commercial Strategies, Inc., will be launching our first ever crowdfunding offering of a tokenized digital security linked to Overstock intellectual property on April 24th on tZERO's brokerage platform.

From April 24th to April 28th , customers can expect to discover jaw-dropping discounts on a vast array of closeout deals, spanning every corner of their homes and lifestyles — including rugs, patio furniture, living room furniture, home décor, bedding, mattresses, and jewelry.

"This event is more than just a sale—it's a celebration of our roots and the early green shoots we are seeing around the revival of our iconic Overstock brand," said Marcus Lemonis, Beyond Charman of the Board and Principal Executive Officer. "Overstock was founded on the idea that quality should not have to come at a high price, and that advanced technology would make commerce better. This event ignites our commitment to support our technology investments and create industry-leading customer events. Our mission with Overstock is to embody a growth mindset."

"We are bringing back the incredible deals that made Overstock a household name and celebrating the 'O' digital security token offering by our subsidiary Commercial Strategies, Inc., launching on April 24th on tZERO's brokerage platform. This signals our commitment to the Overstock brand, and our excitement around its intellectual property tokenization to unlock shareholder value," said Adrianne Lee, President and CFO of Beyond.

Don't miss out on the first-ever Anniversary 'O' Event — where savings come home.

Marcus Lemonis will host a live event on X Spaces titled "Tzero, Overstock, buybuyBABY…" to provide certain business updates and take questions from live participants at 5:30 p.m. ET on Monday March 24, 2025. This event can be accessed via his handle @marcuslemonis or the link **https://twitter.com/i/spaces/1LyxBWmayZaKN**

The company expects additional details will be available on O.com over the coming weeks. The offering of the digital security tokens by our subsidiary Commercial Strategies, Inc. will be made exclusively on tZERO's brokerage platform and full detail relating to the offering will be available on tZERO's brokerage platform operated by tZERO Securities, LLC, an SEC and FINRA -regulated broker dealer, on and following the offering launch date.

About Beyond

Beyond, Inc. (NYSE:BYON), based in Murray, Utah, is an ecommerce focused affinity company that owns or has ownership interests in various retail brands, offering a comprehensive array of products and services that enable its customers to unlock their homes' potential through its vast data cooperative. The Company currently owns Bed Bath & Beyond, Overstock, buybuy Baby, and other related brands and websites. The Company regularly posts information and updates on its Newsroom and Investor Relations pages on its website, Beyond.com.

About tZERO

tZERO Group, Inc. (tZERO) and its broker-dealer subsidiaries provide an innovative liquidity platform for private companies and assets. We offer institutional-grade solutions for issuers looking to digitize their capital table through blockchain technology, and make such equity available for trading on an alternative trading system. tZERO, through its broker-dealer subsidiaries, democratizes access to private assets by providing a simple, automated, and efficient trading venue to broker-dealers, institutions, and investors. All technology services are offered through tZERO Technologies, LLC. For more information, please visit our **website** .

About tZERO Securities

tZERO Securities, LLC is a broker-dealer registered with the SEC and a member of FINRA and SIPC. It is the intermediary broker-dealer for the prospective Regulation Crowdfunding offering to be made pursuant to section 4(a)(6) of the Securities Act. More information about tZERO Securities may be found on FINRA's **BrokerCheck**.

Investor Notice

Investors should note that trading securities could involve substantial risks, including no guarantee of returns, costs associated with selling and purchasing, no assurance of liquidity, which could impact the price and ability to sell, and possible loss of principal invested. Further, an investment in a single security could mean lack of diversification and, consequently, higher risk.

No Offer, Solicitation, Investment Advice or Recommendations

This release is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation for any security, nor does it constitute an offer to provide investment advisory or other services by Beyond, tZERO or any of their respective affiliates, subsidiaries, officers, directors or employees.

No money or other consideration is being solicited in connection with this release, and if any money or consideration is sent in response to this release, it will not be accepted. No offer to buy the securities to be offered under Regulation Crowdfunding can be accepted in connection with this release and no part of the purchase price can be received until the offering statement is filed with the SEC and, after that, only through tZERO's Brokerage Platform. A person's indication of interest involves no obligation or commitment of any kind.

No reference to any specific security constitutes a recommendation to buy, sell, or hold that security or any other security. Nothing in this release shall be considered a solicitation or offer to buy or sell any security, future, option or other financial instrument or to offer or provide any investment advice or service to any person in any jurisdiction. Nothing contained in this release constitutes investment advice or offers any opinion with respect to the suitability of any security, and the views expressed in this release should not be taken as advice to buy, sell or hold any security. In preparing the information contained in this release, we have not taken into account the investment needs, objectives, and financial circumstances of any particular investor. This information has no regard to the specific investment objectives, financial situation, and particular needs of any specific recipient of this information and investments discussed may not be suitable for all investors. Any views expressed in this release by us were prepared based upon the information available to us at the time such views were written. Changed or additional information could cause such views to change. All information is subject to possible corrections. Information may quickly become unreliable for various reasons, including changes in market conditions or economic circumstances.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include all statements other than statements of historical fact, including but not limited to statements regarding future sales and promotions, including size, scope, and duration of such, and any consequences associated with the sales and promotions; forward-looking statements also include statements regarding our token offering and use of tZERO, including terms, availability of information on X or otherwise, timing and availability of such token offering, and any consequences relating to such token offering or the use of the tZERO platform. Additional information regarding factors that could materially affect results, and the accuracy of the forward-looking statements contained herein may be found in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 25, 2025, and in our subsequent filings with the SEC.

Investor Relations

ir@beyond.com

pr@beyond.com

Source: Beyond, Inc.

<u>**EXHIBIT F**</u>

Press Release of Beyond, Inc., dated March 25, 2025

(Attached)



BEYOND

NEWS RELEASE

Beyond, Inc. Provides Additional Details Regarding Overstock "O" Digital Asset Security

2025-03-25

MURRAY, Utah--(BUSINESS WIRE)-- Beyond, Inc. (NYSE:BYON), owner of Bed Bath & Beyond, Overstock, and buybuy BABY, is delighted to provide additional details about the upcoming crowdfunding offering of a tokenized digital security linked to Overstock intellectual property. In the offering, to be launched by our subsidiary, Commercial Strategies, Inc., on or around April 24th on the tZERO's Brokerage Platform, holders of Beyond common stock will be able to take advantage of preferred subscription pricing for the shares. To be eligible for preferred pricing, you must be a stockholder of record of Beyond's common stock at the close of business on April 1, 2025.

The offering of the digital security tokens by our subsidiary Commercial Strategies, Inc. will be made exclusively on tZERO's Brokerage Platform and full details relating to the offering will be available on tZERO's Brokerage Platform operated by tZERO Securities, LLC, an SEC and FINRA -regulated broker dealer, on and following the offering launch date.

About Beyond

Beyond, Inc. (NYSE:BYON), based in Murray, Utah, is an ecommerce focused affinity company that owns or has ownership interests in various retail brands, offering a comprehensive array of products and services that enable its customers to unlock their homes' potential through its vast data cooperative. The Company currently owns Bed Bath & Beyond, Overstock, buybuy Baby, and other related brands and websites. The Company regularly posts information and updates on its Newsroom and Investor Relations pages on its website, Beyond.com.

About tZERO

tZERO Group, Inc. (tZERO) and its broker-dealer subsidiaries provide an innovative liquidity platform for private

companies and assets. We offer institutional-grade solutions for issuers looking to digitize their capital table through blockchain technology, and make such equity available for trading on an alternative trading system. tZERO, through its broker-dealer subsidiaries, democratizes access to private assets by providing a simple, automated, and efficient trading venue to broker-dealers, institutions, and investors. All technology services are offered through tZERO Technologies, LLC. For more information, please visit our **website** .

About tZERO Securities

tZERO Securities, LLC is a broker-dealer registered with the SEC and a member of FINRA and SIPC. It is the intermediary broker-dealer for the prospective Regulation Crowdfunding offering to be made pursuant to section 4(a)(6) of the Securities Act. More information about tZERO Securities may be found on FINRA's BrokerCheck.

Investor Notice

Investors should note that trading securities could involve substantial risks, including no guarantee of returns, costs associated with selling and purchasing, no assurance of liquidity, which could impact the price and ability to sell, and possible loss of principal invested. Further, an investment in a single security could mean lack of diversification and, consequently, higher risk.

No Offer, Solicitation, Investment Advice or Recommendations

This release is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation for any security, nor does it constitute an offer to provide investment advisory or other services by Beyond, tZERO or any of their respective affiliates, subsidiaries, officers, directors or employees.

No money or other consideration is being solicited in connection with this release, and if any money or consideration is sent in response to this release, it will not be accepted. No offer to buy the securities to be offered under Regulation Crowdfunding can be accepted in connection with this release and no part of the purchase price can be received until the offering statement is filed with the SEC and, after that, only through tZERO's Brokerage Platform. A person's indication of interest involves no obligation or commitment of any kind.

No reference to any specific security constitutes a recommendation to buy, sell, or hold that security or any other security. Nothing in this release shall be considered a solicitation or offer to buy or sell any security, future, option or other financial instrument or to offer or provide any investment advice or service to any person in any jurisdiction. Nothing contained in this release constitutes investment advice or offers any opinion with respect to the suitability of any security, and the views expressed in this release should not be taken as advice to buy, sell or hold any security. In preparing the information contained in this release, we have not taken into account the investment needs, objectives, and financial circumstances of any particular investor. This information has no regard to the specific investment objectives, financial situation, and particular needs of any specific recipient of this information and investments discussed may not be suitable for all investors. Any views expressed in this release by us were prepared based upon the information available to us at the time such views were written. Changed or additional information could cause such views to change. All information is subject to possible corrections. Information may quickly become unreliable for various reasons, including changes in market conditions or economic circumstances.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include all statements other than statements of historical fact, including but not limited to statements regarding the offering of a tokenized digital security linked to Overstock intellectual property, including the terms, structure, pricing, timing, scope, duration, or any consequences relating to such, as well as statements regarding the use or exclusivity of tZERO's brokerage services or platform, including the terms, timing and availability of such, and any consequences relating to such digital asset security offering or the use of tZERO's Brokerage Platform. Additional information regarding factors that could materially affect results, and the accuracy of the forward-looking statements contained herein may be found in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 25, 2025, and in our subsequent filings with the SEC.

Investor Relations
ir@beyond.com
pr@beyond.com

Source: Beyond, Inc.